Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Shark Wheel, Inc.
22600 Lambert St 704-A
Lake Forest, CA 92630
www.sharkwheel.com

Up to $534,999.04 in Class C Common Stock at $1.51
Minimum Target Amount: $9,999.22

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Shark Wheel, Inc.
Address: 22600 Lambert St 704-A, Lake Forest, CA 92630
State of Incorporation: DE
Date Incorporated: October 24, 2012

Terms:

Equity

Offering Minimum: $9,999.22 | 6,622 shares of Class C Common Stock
Offering Maximum: $534,999.04 | 354,304 shares of Class C Common Stock
Type of Security Offered: Class C Common Stock
Purchase Price of Security Offered: $1.51
Minimum Investment Amount (per investor): $249.15

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Perks*

$250+ 25% off anything on SharkWheel.com for one purchase.

$1,000+ 50% off anything on SharkWheel.com for one purchase.

$1,500+ Free set of skateboard or longboard wheels on SharkWheel.com

$2,500+ Free skateboard or longboard on SharkWheel.com

$7,500+ Free custom skateboard or longboard with inventor's signature

$10,000+ If you invest $10,000, you will receive all of the above including a personal meeting with David Patrick, see incredible Shark Wheel applications in development and listen to David's scientific discovery that led to Shark Wheel's conception. Location in Lake Forest California. Lodging and transportation not included.

$50,000+ If you invest $50,000, you will receive the above plus free luggage.

All perks occur after the offering is completed.

Bonus Share Perks*

Time-Based Bonus Shares

If you invest from day 2 to day 5, you'll receive 15% bonus shares

If you invest from day 2 to day 8, you'll receive 10% bonus shares

If you invest from day 2 to day 15, you'll receive 5% bonus shares


Amount-Based Bonus Shares

If you invest $1,000-$2,499, you'll receive 5% bonus shares

If you invest $2,500-$7,499, you'll receive 10% bonus shares

If you invest $7,500-$14,999, you'll receive 15% bonus shares

If you invest $15,000+ , you'll receive 20% bonus shares


The 10% Bonus for StartEngine Shareholders

Shark Wheel, Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class C Common Stock at $1.51 / share, you will receive 110 Class C Common Stock shares, meaning you'll own 110 shares for $151. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

The Shark Wheel is the reinvention of the wheel. It has been scientifically proven in 2 years of University testing to outperform the circular wheel in various categories. The Shark Wheel has been seen on Shark Tank, the Discovery Channel, FOX, and FedEx online commercials. The company is entering industries including skateboarding, pallet jacks, forklifts, roller skates, wagons, luggage, farming equipment, medical equipment, strollers, office chairs and much more. Shark Wheel manufactures sine wave shaped wheels in some industries and licenses the technology in other industries.

Competitors and Industry

Shark Wheel has many competitors in each industry it enters. But, no other company in the world has a sine wave shaped wheel. In that sense, there is no direct competition. Shark Wheel will enter the majority of markets through licensing deals, partnering with many industry leaders. Only in a handful of industries will Shark Wheel manufacture and market without the assistance of a partner.

Current Stage and Roadmap

Shark Wheel is in a growth stage, having invested heavily in R&D in the past. Past efforts should show profitability in 2019. Shark Wheel will be a licensing-heavy company, not requiring large infusions of capital. The majority of wheel designs have already been developed by Shark Wheel and the company is now beginning to profit off of years-long efforts. Skateboard sales have paid the bills in the past and have grossed millions of dollars. The future of the company lies in exploiting the patent in a variety of industrial markets and recreational uses.

The Team

Officers and Directors

Name: Zack Fleishman

Zack Fleishman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: October 01, 2012 - Present
  Responsibilities: Handles all day-to-day business activities at Shark Wheel, including patents, licensing deals, business meetings and growth opportunities. Manages all divisions within the company and leads business development.

- **Position:** Company Secretary
  Dates of Service: September 01, 2018 - Present
  Responsibilities: a register of present and past directors and secretaries a register of all shareholders, past and present and their shareholdings a register of any charges on the company's assets minutes of general meetings and board meetings

- **Position:** Board of Directors
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Decision making, lead meetings

Other business experience in the past three years:

- **Employer:** Shark Wheel Skate LLC
  Title: COO
  Dates of Service: March 11, 2013 - Present
  Responsibilities: Managing all day-to-day tasks, meetings, orders.

Name: David Patrick

David Patrick's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: October 01, 2012 - Present
  Responsibilities: Handles all wheel-related developments and innovation. Prototyping, casting, 3D printing, decision-making, R&D. Runs the technology side of the company.

- **Position:** Board of Directors
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Decision making

Other business experience in the past three years:

- **Employer:** Shark Wheel Skate LLC
  Title: CTO
  Dates of Service: March 11, 2013 - Present
  Responsibilities: Head of innovation, R&D, prototyping.

Name: Gary Fleishman

Gary Fleishman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: October 01, 2012 - Present
  Responsibilities: Gary is the original financier of Shark Wheel. Gary is involved in high-level negotiations, strategic decisions, and business development.

- **Position:** Board of Directors
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Decision making

Other business experience in the past three years:

- **Employer:** Coldwell Banker
  Title: Manager
  Dates of Service: October 15, 2010 - July 01, 2018
  Responsibilities: Gary formerly managed at a Coldwell Banker location.

Other business experience in the past three years:

- **Employer:** Shark Wheel Skate LLC
  Title: CEO
  Dates of Service: March 11, 2013 - Present
  Responsibilities: High-level negotiations and strategic business direction.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class C common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class C common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are

transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class C common stock in the amount of up to $1,000,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with No Voting Rights

The Class C common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Shark Wheel was formed on 10/24/2012. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Shark Wheel has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio.

Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Shark Wheel's main patent has already been issued in the United States and China. Many other patents are currently pending. Shark Wheel has issued trademarks in the United States and China. Many others are currently pending.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. Shark Wheel has issued patents in the United States and China. Many other patents are currently pending. Shark Wheel has issued trademarks in the United States and China. Many others are currently pending.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Zack Fleishman	3,273,696	Class a common stock	20.54
Gary Fleishman	3,806,005	Class a common stock	23.89
David Patrick	3,365,514	Class a common stock	21.12

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Class C Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 354,304 of Class C Common Stock.

Class A Common Stock

The amount of security authorized is 19,372,272 with a total of 15,934,352 outstanding.

Voting Rights

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of section 1.10 of these bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL. Except as may be otherwise provided in the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of capital stock held by such stockholder which has voting power upon the matter in question.

Material Rights

Dividends. The holders of the Class A Common Stock, the holders of the Class B Common Stock, and the holders of Class C Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Company's Board of Directors (the "Board"), out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, as the case may be, the holders of shares of Class B Common Stock shall receive shares of Class B Common Stock or rights to acquire shares of Class B Common Stock, as the case may be, and the holders of shares of Class C Common Stock shall receive shares of Class C Common Stock or rights to acquire shares of Class C Common Stock, as the case may be. Liquidation Rights. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of Class A Common Stock, the holders of Class B Common Stock, and the holders of Class C Common Stock shall be entitled to share equally, on a per share basis, in all assets of the Company of whatever kind available for distribution to the holders of Common Stock Subdivision or Combinations. If the Company in any manner subdivides or combines the outstanding shares of one class of Common Stock, then the outstanding shares of the other class of Common Stock shall be subdivided or combined in the same manner. Mergers, Consolidation or Other Combination Transactions. In the event that the Company shall enter into any consolidation, merger, combination or other transaction or series of related transactions in which shares of Common Stock are exchanged for or converted into other stock or securities, or the right to receive cash or any other property, then, and in such event, the shares of Class A Common Stock, Class B Common Stock, and Class C Common Stock shall be entitled to be exchanged for or converted into the same kind and amount of stock, securities, cash or any other property, as the case may be, into which or for which each share of the other class of Common Stock is exchanged or converted; provided, however, that if the stock or securities of the resulting entity issued upon such exchange or conversion of the shares of Common Stock outstanding immediately prior to such consolidation, merger, combination or other transaction would represent at least a majority of the voting power of such resulting entity (without giving effect to any differences in the voting rights of the stock or securities of the resulting entity to be received by the holders of shares of Class A Common Stock and the holders of shares of Class B Common Stock), then the holders of shares of Class A Common Stock, the holders of Class B Common Stock, and the holders of Class C Common Stock shall be entitled to receive stock or securities of the resulting entity issuable upon such exchange or conversion that differ with respect to voting rights in a similar manner to which the shares of Class A Common Stock, Class B Common Stock, and Class C Common Stock differ under this Certificate of Incorporation as provided under Section 3 of Article 5 of the AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SHARK WHEEL, INC. Equal Status. Except as expressly provided in this Error! Reference source not found., Class A Common Stock, Class B Common Stock, and Class C Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

Class B Common Stock

The amount of security authorized is 627,728 with a total of 627,728 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Dividends. The holders of the Class A Common Stock, the holders of the Class B Common Stock, and the holders of Class C Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Company's Board of Directors (the "Board"), out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, as the case may be, the holders of shares of Class B Common Stock shall receive shares of Class B Common Stock or rights to acquire shares of Class B Common Stock, as the case may be, and the holders of shares of Class C Common Stock shall receive shares of Class C Common Stock or rights to acquire shares of Class C Common Stock, as the case may be. Liquidation Rights. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of Class A Common Stock, the holders of Class B Common Stock, and the holders of Class C Common Stock shall be entitled to share equally, on a per share basis, in all assets of the Company of whatever kind available for distribution to the holders of Common Stock Subdivision or Combinations. If the Company in any manner subdivides or combines the outstanding shares of one class of Common Stock, then the outstanding shares of the other class of Common Stock shall be subdivided or combined in the same manner. Mergers, Consolidation or Other Combination Transactions. In the event that the Company shall enter into any consolidation, merger, combination or other transaction or series of related transactions in which shares of Common Stock are exchanged for or converted into other stock or securities, or the right to receive cash or any other property, then, and in such event, the shares of Class A Common Stock, Class B Common Stock, and Class C Common Stock shall be entitled to be exchanged for or converted into the same kind and amount of stock, securities, cash or any other property, as the case may be, into which or for which each share of the other class of Common Stock is exchanged or converted; provided, however, that if the stock or securities of the resulting entity issued upon such exchange or conversion of the shares of Common Stock outstanding immediately prior to such consolidation, merger, combination or other transaction would represent at least a majority of the voting power of such resulting entity (without giving effect to any differences in the voting rights of the stock or securities of the resulting entity to be received by the holders of shares of Class A Common Stock and the holders of shares of Class B Common Stock), then the holders of shares of Class A Common Stock, the holders of Class B Common Stock, and the holders of Class C Common Stock shall be entitled to receive stock or securities of the resulting entity issuable upon such exchange or conversion that differ with respect to voting rights in a similar manner to which the shares of Class A Common Stock, Class B Common Stock, and Class C Common Stock differ under this Certificate of Incorporation as provided under Section 3 of Article 5 of the AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SHARK WHEEL, INC. Equal Status. Except as expressly provided in this Error! Reference source not found., Class A Common Stock, Class B Common Stock, and Class C Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

Class C Common Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class C Common Stock.

Material Rights

Voting Rights. The Class C Common Stock shall be non-voting shares and shall not be entitled to vote on any matter, except to the extent that the holders of Class C Common Stock are entitled to vote on a matter under applicable law. With respect to any matter on which the holders of Class C Common Stock are entitled to vote under applicable law, each holder Class C Common Stock shall be entitled to one (1) vote for each share of Class C Common Stock held as of the applicable date. The number of authorized shares of Class A Common Stock and Class C Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by an affirmative vote of the holders of a majority of the stock of the Corporation. Dividends. The holders of the Class A Common Stock, the holders of the Class B Common Stock, and the holders of Class C Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Company's Board of Directors (the "Board"), out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, as the case may be, the holders of shares of Class B Common Stock shall receive shares of Class B Common Stock or rights to acquire shares of Class B Common Stock, as the case may be, and the holders of shares of Class C Common Stock shall receive shares of Class C Common Stock or rights to acquire shares of Class C Common Stock, as the case may be. Liquidation Rights. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of Class A Common Stock, the holders of Class B Common Stock, and the holders of Class C Common Stock shall be entitled to share equally, on a per share basis, in all assets of the Company of whatever kind available for distribution to the holders of Common Stock Subdivision or Combinations. If the Company in any manner subdivides or combines the outstanding shares of one class of Common Stock, then the outstanding shares of the other class of Common Stock shall be subdivided or combined in the same manner. Mergers, Consolidation or Other Combination Transactions. In the event that the Company shall enter into any consolidation, merger, combination or other transaction or series of related transactions in which shares of Common Stock are exchanged for or converted into other stock or securities, or the right to receive cash or any other property, then, and in such event, the shares of Class A Common Stock, Class B Common Stock, and Class C Common Stock shall be entitled to be exchanged for or converted into the same kind and amount of stock, securities, cash or any other property, as the case may be, into which or for which each share of the other class of Common Stock is exchanged or converted; provided, however, that if the stock or securities of the resulting entity issued upon such exchange or conversion of the shares of Common Stock outstanding immediately prior to such consolidation, merger, combination or other transaction would represent at least a majority of the voting power of such resulting entity (without giving effect to any differences in the voting rights of the stock or securities of the resulting entity to be received by the holders of shares of Class A Common Stock and the holders of shares of Class B Common Stock), then the holders of shares of Class A Common Stock, the holders of Class B Common Stock, and the holders of Class C Common Stock shall be entitled to receive stock or securities of the resulting entity issuable upon such exchange or conversion that differ with respect to voting rights in a similar manner to which the shares of Class A Common Stock, Class B Common Stock, and Class C Common Stock differ under this Certificate of Incorporation as provided under Section 3 of Article 5 of the AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SHARK WHEEL, INC. Equal Status. Except as expressly provided in this Error! Reference source not found., Class A Common Stock, Class B Common Stock, and Class C Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

What it means to be a minority holder

As a minority holder of Class C common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Units
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 41
  Use of proceeds: CTO David Patrick sells shares back to Shark Wheel. Equity agreement - member units sold. Please note there was a 1,192 for 1 stock split just for the sake of simple math and make Shark Wheel shares $1 per share.
  Date: February 27, 2015
  Offering exemption relied upon: 506(c)

- **Name:** Class A Common Units
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 54
  Use of proceeds: Research and development, inventory purchases. One investor comes in at a $10 million valuation. Equity investment - member units sold. Please note there was a 1,192 for 1 stock split just for the sake of simple math and make Shark Wheel shares $1 per share.
  Date: September 25, 2015
  Offering exemption relied upon: 506(c)

- **Type of security sold:** Convertible Note
  Final amount sold: $750,000.00
  Use of proceeds: Research and development, prototyping, inventory purchases. Convertible note investment - converted to equity, member units sold. Conversion of note in March 2016. Aggregate amount raised $750,000. Please note there was a 1,192 for 1 stock split just for the sake of simple math and make Shark Wheel shares $1 per share.
  Date: March 15, 2016
  Offering exemption relied upon: 506(b)

- **Name:** Class A Common Units
  Type of security sold: Equity
  Final amount sold: $500,000.00
  Number of Securities Sold: 0
  Use of proceeds: Research and development, prototyping, inventory purchases. Equity investment - member units sold. Please note there was a 1,192 for 1 stock split just for the sake of simple math and make Shark Wheel shares $1 per share.
  Date: March 15, 2016
  Offering exemption relied upon: 506(c)

- **Name:** Class A Common Units
  Type of security sold: Equity
  Final amount sold: $27,000.00
  Number of Securities Sold: 0
  Use of proceeds: Operational expenses. Research and design. Mold making. Inventory purchases. Equity investment - member units sold. Please note there was a 1,192 for 1 stock split just for the sake of simple math and make Shark Wheel shares $1 per share.
  Date: April 22, 2014
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class B Common Units
  Type of security sold: Equity
  Final amount sold: $627,728.00
  Number of Securities Sold: 627,728
  Use of proceeds: This money was used for inventory purchases, R&D, operations, and molds.
  Date: July 19, 2017
  Offering exemption relied upon: Regulation CF

- **Name:** Class A Common Units
  Type of security sold: Equity
  Final amount sold: $250,000.00
  Number of Securities Sold: 250,000
  Use of proceeds: Inventory, molds, R&D
  Date: December 01, 2017
  Offering exemption relied upon: 506(c)

- **Name:** Class A Common Units
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 100,000
  Use of proceeds: Operations, molds, prototyping
  Date: December 12, 2017
  Offering exemption relied upon: 506(c)

- **Name:** Class A Common Units
  Type of security sold: Equity
  Final amount sold: $250,000.00
  Number of Securities Sold: 250,000
  Use of proceeds: 3d printing, mold making, prototyping, inventory
  Date: December 28, 2017
  Offering exemption relied upon: 506(c)

- **Name:** Class A Common Units
  Type of security sold: Equity
  Final amount sold: $125,000.00
  Number of Securities Sold: 125,000
  Use of proceeds: Operations, inventory, R&D, prototyping
  Date: January 26, 2018
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:
Shark Wheel has been focused on research on development of its technology since inception. There is no blueprint on how to make a sine wave wheel. Each time the team has encountered a new obstacle, such as creating a swivel wheel for the first time, there is a learning curve. Each time the team has overcome early obstacles. The research and development costs have taken accounted for a relatively large percentage of expenses. Those costs will go down over time. Shark Wheel could have been a skateboard-only company that was profitable, but the management team decided to invest heavily in a variety of markets to fully maximize the value of the patent. Shark Wheel has grown year over year, but expects revenue in 2019 from a variety of industries for past efforts. Shark Wheel's gross revenue has gone up year-over-year, reaching close to $1 million in 2018. That was over $200,000 higher than 2017 revenues. Shark Wheel moved to a more distributor-heavy model in 2018, selling heavily into Walmart and VM Innovations, two large players in the US market. Tens of

thousands of units were moved between these two accounts alone. Shark Wheel margins went down, but volume increased substantially. All of these moves were based on strategic decisions due to the state of the skateboard industry and opportunities on the table. Shark Wheel is raising money because of a cash flow crunch, mainly due to the government shutdown. $750,000 was expected in early January 2019 and the shutdown is ongoing as of this writing. Additionally, a large Walmart order has not come through yet either. Between both accounts, $1.25 million was expected in January 2019 and $0 has come through so far. In the future, investors should have a reasonable expectation that the government shutdown will end and Shark Wheel will receive the $750,000. Also, the Walmart order should be expected to come in as well. Furthermore, investors should expect revenues from other industries in 2019 including roller skates, pallet jack wheels, and luggage. Shark Wheel projects reaching profitability within 12 months.

Historical results and cash flows:
Shark Wheel has not been profitable to date. The reasons were explained just above, but to expand on the details, Shark Wheel has essentially been running 4 companies off of one company's revenues. The skateboard industry is the only revenue Shark Wheel has brought in to date. Now that luggage is selling, Shark Wheel will receive its first royalty payment (and first revenues outside skateboarding) in February 2019. The four 'companies' Shark Wheel built are agriculture, pallet jacks, luggage and skateboarding to date and all had to run off of skateboarding revenue. Shark Wheel anticipates 2019 as its first year of profitability as it enters the material handling industry with its sine wave wheel. Three years of testing with an industry leader has yielded a signed LOI that explains the final contract must be signed by February 28, 2019. This is a multi-million dollar deal. Also in 2019, Shark Wheel will receive a $750,000 SBIR NSF Phase II grant to bring its central pivot irrigation wheel (agriculture wheel) to commercialization. Also in 2019, Walmart is expected to place Shark Wheel Jr. skateboards in nearly 4,000 stores. In 2018, Shark Wheel sold out in 800 Walmart stores. All of Shark Wheel's previous efforts are projected to reach profitability for the first time in 2019.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
Shark Wheel has cash on hand in excess of $250,000 as of this writing. Over $80,000 is owed for the remaining balance on a skateboard order that will be paid in late January 2019. Shark Wheel does not currently have lines of credit or loans.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
Shark Wheel is expecting a large purchase order from Walmart in January 2019. The full payments will not be received for a few months however. Other large purchase orders cash where is not expected for several months are expected as well.

Additionally, a $750,000 government grant that was mentioned just above is expected to begin coming in January 2019. It is paid in installments and only $200,000 is expected in January. Revenue from a large material handling industry deal that was also previously detailed is expected to begin coming in Q2 2019. These investment funds are critical for Shark Wheel to grow at the rate is wishes to, but not critical to the survival of the company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
No. As previously mentioned, these funds are critical to grow at the anticipated rate we plan on growing. But, not to the viability of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
Shark Wheel anticipates being able to run at a profit starting in 2019. The operation of the company is expected to continue without concern for the foreseeable future. In a worst-case scenario, Shark Wheel would still be viable for another year at least if somehow none of the payments came through. The company would need to cut expenses and slow growth, but the viability of the company would not be an issue.

How long will you be able to operate the company if you raise your maximum funding goal?
As mentioned above, Shark Wheel expects to be profitable in 2019. It is impossible to predict the length of time Shark Wheel would operate the company by securing the maximum funding goal. However, to answer this question we would roughly estimate 2 years of operations at the current level without additional expected income than was stated just above.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
Shark Wheel can obtain a loan at the click of a button through various online funding platforms. Shark Wheel has also engaged a small business bank to look into lines of credit for large purchase orders. Shark Wheel does not have any plans to obtain a loan, but may use a line of credit to fulfill purchase orders.

Indebtedness

Related Party Transactions

- **Name of Entity:** David Michael Patrick
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: David Patrick sold $50,000 worth of stock to the company (Shark Wheel LLC, now called Shark Wheel, Inc.) in a

prior year.

Material Terms: The transaction was a straight equity deal at previous valuation. The managing members are Gary Fleishman (current CEO), David Patrick (current CTO) and Zack Fleishman (current COO).

- **Name of Entity:** Gary Fleishman
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Gary loaned Shark Wheel $25,000 in 2017. Gary was paid back on this transaction in 2017 with the minimum interest accrued by law.
  Material Terms: Gary loaned Shark Wheel the funds. The managing members are Gary Fleishman (current CEO), David Patrick (current CTO) and Zack Fleishman (current COO). The terms of the loan were as follows: Interest rate of 2.5% and a term of five years. The note was paid off in full during the year ended December 31, 2017. The note receivable balance was $0 and $25,812 as of December 31, 2017 and 2016, respectively.

- **Name of Entity:** Shark Wheel Skate LLC
  Names of 20% owners: Gary Fleishman and David Patrick
  Relationship to Company: Subsidiary
  Nature / amount of interest in the transaction: Intercompany transactions
  Material Terms: Shark Wheel Skate, LLC (a subsidiary of Shark Wheel LLC, now called Shark Wheel, Inc.) has advanced funds to a company whose members are also members of Shark Wheel, LLC. The advance to related party balance was $28,469 and $23,240 as of December 31, 2017 and 2016, respectively. The managing members are common to both entities. The managing members are Gary Fleishman (current CEO), David Patrick (current CTO) and Zack Fleishman (current COO).

Valuation

Pre-Money Valuation: $25,008,740.80

Valuation Details: In 2014, before entering the market, Shark Wheel's valuation was $10 million based on the Intellectual Property alone. Over one dozen accredited investors invested in Shark Wheel between $10 million - $12 million. 1.5 years ago Shark Wheel raised money at a $15 million valuation on Start Engine. Shark Wheel has made many strides in the last 1.5 years. 2019 is anticipated to be the first profitable year for Shark Wheel. Valuation was determined by the law firm Wilson Sonsini Goodrich and Rosati.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.22 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  20.0%
  Shark Wheel will use funds to continue Research and Development for other industries. Although much of the development has been done, there are many wheels in the world and Shark Wheel plans to enter dozens and dozens of industries over time.

- *Operations*
  15.0%
  Shark Wheel will use investment funds to continue daily business operations.

- *Company Employment*
  15.0%
  Shark Wheel will use investment funds to pay the management team, employees and outside contractors.

- *Inventory*
  25.0%
  Shark Wheel will use investment funds to place large purchase orders for skateboard products, roller skate products and other products that Shark Wheel will manufacture.

- *Marketing*
  7.0%
  r&d 20 Shark Wheel will use funds to continue Research and Development for other industries. Although much of the development has been done, there are many wheels in the world and Shark Wheel plans to enter dozens and dozens of industries over time. operation 15 Shark Wheel will use investment funds to continue daily business operations. company employment 15 Shark Wheel will use investment funds to pay the management team, employees and outside contractors. inventory 25 Shark Wheel will use investment funds to place large purchase orders for skateboard products, roller skate products and other products that Shark Wheel will manufacture. marketing Shark Wheel will continue to build its brand through marketing efforts. Although skateboarding is one of the smaller markets Shark Wheel sells in, it is an important market to provide content to the public and establish a cool factor. As the younger generation adopts our technology in skateboarding, they will be supporters of our technology in luggage and other consumer products we enter into. Also, companies will see our advertising and will see a solution to their needs with our technology.

- *Working Capital*
  12.0%
  Shark Wheel will need to pay for tooling and other necessary purchases as it moves across industries.

If we raise the over allotment amount of $534,999.04, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  20.0%
  Shark Wheel will use funds to continue Research and Development for other industries. Although much of the development has been done, there are many wheels in the world and Shark Wheel plans to enter dozens and dozens of industries over time.

- *Operations*
  15.0%
  Shark Wheel will use investment funds to continue daily business operations.

- *Company Employment*
  15.0%
  Shark Wheel will use investment funds to pay the management team, employees and outside contractors.

- *Inventory*
  25.0%
  Shark Wheel will use investment funds to place large purchase orders for skateboard products, roller skate products and other products that Shark Wheel will manufacture.

- *Marketing*
  7.0%
  Shark Wheel will continue to build its brand through marketing efforts. Although skateboarding is one of the smaller markets Shark Wheel sells in, it is an important market to provide content to the public and establish a cool factor. As the younger generation adopts our technology in skateboarding, they will be supporters of our technology in luggage and other consumer products we enter into. Also, companies will see our advertising and will see a solution to their needs with our technology. Shark Wheel has been fortunate to have a relatively small marketing budget from the many avenues of free publicity it has received.

- *Working Capital*
  12.0%
  Shark Wheel will need to pay for tooling and other necessary purchases as it moves across industries.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.sharkwheel.com (https://sharkwheel.com/financials).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/shark-wheel

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Shark Wheel, Inc.

[See attached]

SHARK WHEEL, LLC

CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2017 AND 2016
(unaudited)

Together with Accountants' Review Report

Shark Wheel, LLC

Index to the Consolidated Financial Statements



dbbmckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Management and Members
Shark Wheel, LLC
Lake Forest, California

We have reviewed the accompanying financial statements of Shark Wheel, LLC and subsidiaries (collectively the "Company"), a California LLC, which comprise the consolidated balance sheets as of December 31, 2017 and 2016 and the related consolidated statements of operations and members' equity (deficit), and of cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

[signature]

Newport Beach, California
December 26, 2018

20321 SW Birch Street, Suite 200   Newport Beach, California 92660-1756   P: 949.200.3280   F: 949.200.3281   www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego


Shark Wheel, LLC
Consolidated Balance Sheets
(unaudited)


		December 31, 2017		December 31, 2016
ASSETS				
Current Assets				
Cash	$	662,576	$	233,640
Accounts receivable		3,876		4,138
Inventories		152,442		70,359
Deposits on inventory		79,390		-
Advance to related party		28,469		23,240
Total Current Assets		926,753		331,377
Fixed assets, net		13,892		17,584
Intangible assets		9,246		9,246
Note receivable from related party		-		25,812
Other noncurrent assets		7,008		16,477
Total Assets	$	956,899	$	400,496
LIABILITIES & MEMBERS' EQUITY				
Current Liabilities				
Accounts payable	$	125,874	$	47,042
Accrued liabilities		2,789		8,327
Deferred revenue		75,560		-
Total Current Liabilities		204,223		55,369
Members' Equity				
Members' equity		793,369		345,127
Equity subscription receivable		(40,693)		-
Total Members' Equity		752,676		345,127
Total Liabilities & Members' Equity	$	956,899	$	400,496

The accompany notes are an integral part of these consolidated financial statements.

Shark Wheel, LLC
Consolidated Statements of Operations and Members' Equity (Deficit)
(unaudited)

| | For the Year Ended | | | |
	December 31, 2017		December 31, 2016	
Revenue	$	770,699	$	708,820
Cost of goods sold		432,679		313,314
Gross Profit		338,020		395,506
Operating Expenses				
Sales and marketing		322,416		152,618
General and administrative		643,149		367,682
Research and development		102,274		209,110
Total Operating Expenses		1,067,839		729,410
Operating Loss		(729,819)		(333,904)
Other Expense (Income)				
Loss on extinguishment		-		176,506
Interest expense		830		9,493
Interest income		(1,580)		(645)
Loss Before Income Taxes		(729,069)		(519,258)
Income taxes		5,494		15,652
Net Loss	$	(734,563)	$	(534,910)
Beginning Members' Equity (Deficit)	$	345,127	$	(633,366)
Net loss		(734,563)		(534,910)
Extinguishment of convertible debt		-		988,400
Offering costs		(42,673)		-
Membership units purchased		1,225,478		525,003
Ending Members' Equity	$	793,369	$	345,127

The accompany notes are an integral part of these consolidated financial statements.

Shark Wheel, LLC
Consolidated Statements of Cash Flows
(unaudited)

	For the Year Ended	
	December 31, 2017	December 31, 2016
Cash Flow From Operating Activities:		
Net loss	$ (734,563)	$ (534,910)
Adjustments to reconcile net loss to cash flows used in operating activities:		
Depreciation and amortization	9,902	7,981
Loss on extinguishment	-	176,506
Changes in operating assets and liabilities:		
Accounts receivable	262	3,659
Inventories	(82,083)	(31,101)
Deposits on inventory	(79,390)	-
Accounts payable and accrued liabilities	73,294	26,673
Deferred revenue	75,560	-
Net cash used in operating activities	(737,018)	(351,192)
Cash Flow From Investing Activities:		
Purchase of fixed assets	(6,210)	(2,712)
Advance to related party	(5,229)	(7,218)
Note receivable from related party	25,812	-
Other assets	9,469	(5,197)
Net cash provided by (used in) investing activities	23,842	(15,127)
Cash Flow From Financing Activities:		
Membership units purchased, net of offering costs	1,142,112	525,003
Net cash provided by financing activities	1,142,112	525,003
Increase in cash and cash equivalents	428,936	158,684
Cash and equivalents, beginning of year	233,640	74,956
Cash and equivalents, end of year	$ 662,576	$ 233,640
Supplemental Cash Flow Information:		
Cash paid during the year for:		
Income taxes	$ 5,494	$ 15,652
Interest	-	-
Non-cash investing and financing activities:		
Subscription receivable	$ 40,693	$ -
Conversion of debt into LLC units	$ -	$ 811,894

The accompany notes are an integral part of these consolidated financial statements.

4

NOTE 1 – NATURE OF OPERATIONS

Shark Wheel, LLC was formed on October 24, 2012 in the State of California. The consolidated financial statements of Shark Wheel, LLC and its subsidiaries (collectively the "Company" or "LLC") are prepared in accordance with accounting principles generally accepted in the United States of America. The Company's headquarters are located in Lake Forest, California.

The Company develops, manufactures, and markets helical wheels that, rather than being the traditional circular shape, are composed of one or many three-dimensional sine waves. The Shark Wheel is a more efficient wheel with performance advantages in speed, friction, longevity, and off-road capabilities. It provides better maneuverability over debris, water, and other conditions that deteriorate the performance of conventional wheels. It is currently marketed for skateboard, longboard, and roller skate applications, but future applications include luggage wheels, pallet jack wheels, ambulance stretcher wheels, wheelchair wheels, as well as other transportation and industrial applications. Shark Wheel has already begun development on many of these wheels, working with many industry-leading partners in development deals. Shark Wheel will manufacture in certain industries and license its technology in other markets.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Shark Wheel, LLC and Subsidiaries, Shark Wheel Industrial Products, LLC, Shark Wheel Skate LLC, Shiver, LLC, and Shark Wheel Sports LLC (dba Fathom), its wholly-owned subsidiaries. Significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates
Preparation of the consolidated financial statements in conformity with US GAAP requires us to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could ultimately differ from these estimates. It is reasonably possible that changes in estimates may occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect our assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to us as of December 31, 2017 and 2016. Fair values of the Company's financial instruments were assumed to approximate carrying values because of the instruments' short-term nature.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. As of December 31, 2017 and 2016, there was no reserve deemed required by us.

Inventories
Inventories are valued at the lower of first-in, first-out, cost, or market value (net realizable value). Management regularly reviews inventory quantities on hand and records a provision for excess and slow-moving inventory based primarily on estimated forecast of product demand and related product expiration dates.

Fixed Assets
Fixed assets are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) to seven (7) years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Intangible Assets
Intangible assets with finite lives are amortized over their respective estimated lives and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. The impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined. No impairment was deemed necessary for the periods presented.

Impairment of Long-Lived Assets
The Company reviews its long-lived assets in accordance with Accounting Standards Codification ("ASC") 360-10-35, *Impairment or Disposal of Long-Lived Assets*. Under that directive, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Such group is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such

factors and circumstances exist, the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives are compared against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features
Convertible debt is accounted for under the guidelines established by ASC 470-20, *Debt with Conversion and Other Options*. ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where derivative accounting does not apply. The amount of the beneficial conversion feature may reduce the carrying value of the instrument. The discounts relating to the initial recording of the derivatives or beneficial conversion features are accreted over the term of the debt. When beneficial conversion features are based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

The Company accounts for modifications of its note terms in accordance with ASC 470-50, *Modifications and Extinguishments*. ASC 470-50 requires the modification of a convertible debt instrument that changes the fair value of an embedded conversion feature and the subsequent recognition of interest expense or the associated debt instrument when the modification does not result in a debt extinguishment. During the year ended December 31, 2016, the Company came to an agreement with convertible debt noteholders to convert the debt outside the terms of the original agreement, which resulted in an extinguishment of the existing debt and the accounting for a new debt. See Note 6.

Revenue Recognition
The Company will recognize revenue from the sale of products and services when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured. Revenue is deferred in instances when the above criteria are not met.

Advertising
The Company expenses advertising costs as incurred.

Research and Development
The Company incurs research and development costs during the process of researching and developing its technologies and future product offerings. Research and development costs consist primarily of modifying wheels for commercial applications in various industries and designing mother molds from which production molds will be made. These costs are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Stock-Based Compensation
The Company accounts for stock options issued to employees under ASC 718, *Share-Based Payment*. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Shark Wheel, LLC
Notes to Consolidated Financial Statements
(unaudited)

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, *Equity*. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's units on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to members' equity.

Income Taxes

The Company is a limited liability corporation. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates.

Concentration of Credit Risk

Cash - The Company maintains its cash with a major financial institution, which it believes to be creditworthy, located in the United States of America. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounts Payable – As of December 31, 2017 one vendor accounted for 60% of accounts payable. Management believes that the loss of this vendor would not have a material impact on the Company's financial position, results of operations and cash flows.

NOTE 3 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses from operations and had net cash used in operating activities of $779,691 and $351,192 for the years ended December 31, 2017 and 2016, respectively. These matters raise substantial doubt about the Company's ability to continue as a going concern.

During the next 12 months, we intend to fund the Company's operations through the sale of products and debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – INVENTORIES

The Company had finished goods inventories of $152,442 and $70,359 as of December 31, 2017 and 2016, respectively. Additionally, the Company had deposits on inventory of $79,390 and $0 as of December 31, 2017 and 2016, respectively. The Company does not hold any raw materials or work-in-process inventories.

NOTE 5 – FIXED ASSETS

Fixed assets are comprised of the following:

	December 31, 2017		December 31, 2016	
Furniture and Equipment	$	15,910	$	14,970
Molds		24,756		19,532
		40,666		34,502
Less accumulated depreciation		(26,774)		(16,918)
	$	13,892	$	17,584

Depreciation expense for the years ended December 31, 2017 and 2016 was $9,902 and $5,991, respectively.

NOTE 6 – CONVERTIBLE DEBT

In 2014, the Company issued convertible debt with a total principal amount of $500,000. In 2015, the Company issued additional convertible debt with a principal amount of $250,000. The notes were convertible into membership units based on the lesser of 85% of the unit price paid by other purchasers of membership units sold by the Company in a qualified financing event and the unit price resulting from a $10 million valuation. The debt had an interest rate of 6% per annum, a term of two years, and would have automatically converted upon a qualified financing event.

In March 2016, the Company and noteholders agreed to voluntarily convert the note outside of a qualified financing event. The noteholders received bonus interest equal to the amount of interest that would have accrued had the notes been held to maturity and also received a 15% discount on the LLC unit price upon conversion. Accordingly, the Company recognized a loss on extinguishment of $176,506 based on the fair value of the units at the time of conversion. The fair value was based on the price of recent sales of units for cash. The notes were converted into 1,282,119 LLC units upon settlement of the related debt.

NOTE 7 – RELATED-PARTY TRANSACTIONS

In December 2015, the Company issued a note with a principal amount of $25,812 to one of its co-founders. The note had an interest rate of 2.5% and a term of five years. The note was paid off in full during the year ended December 31, 2017. The note receivable balance was $0 and $25,812 as of December 31, 2017 and 2016, respectively.

Shark Wheel Skate, LLC has advanced funds to a company whose members are also members of Shark Wheel, LLC. The advance to related party balance was $28,469 and $23,240 as of December 31, 2017 and 2016, respectively.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

Leases
The Company leases office and warehouse facilities in Lake Forest, California. The lease extends through January 2020 with base rents ranging from $2,234 to $2,470. The following table shows the future annual minimum obligations under lease commitments in effect at December 31, 2017:

2018	$	40,290
2019		41,702
2020		3,485
	$	85,477

NOTE 9 – MEMBERS' EQUITY (DEFICIT)

During March 2016, a group of investors entered into subscription agreements with the Company to purchase 324,298 LLC units for $250,000 with rights to purchase an additional 324,298 units at $0.77 per unit by the end of December 2016. The investors exercised their rights to purchase the additional 324,298 LLC units during the remainder of 2016 for aggregate proceeds of $250,000.

Also in March 2016, the Company's convertible debt converted into 1,282,119 LLC units upon settlement of the related debt. Refer to Note 6–Convertible Debt for further discussion. Additionally, one of the convertible debt noteholders purchased an additional 32,429 units outside of the conversion.

During the year ended December 31, 2017, the Company sold 686,337 LLC units for $600,000 to private investors. The Company also sold 625,478 LLC units through a Regulation Crowdfunding offering and received proceeds of $542,132, net of offering costs of $42,673 and a subscription receivable of $40,693.

Total LLC units outstanding as of December 31, 2017 and 2016 was 16,311,839 and 15,000,024, respectively.

The Company's profits and losses are allocated pro rata to members based on their ownership percentages.

NOTE 10 – SUBSEQUENT EVENTS

The Company is currently in the process of converting Shark Wheel LLC to a corporation.

We have evaluated subsequent events that occurred after December 31, 2017 through December 26, 2018, the issuance date of these consolidated financial statements. There have been no other events or transactions during this time that would have a material effect on the consolidated financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

PLAY VIDEO

Shark Wheel, Incorporated

The Reinvention of the Wheel.

Small OPO · Lake Forest, CA
Agriculture · US Investors Only

0
Investors

$0.00
Raised of $10K - $535K goal

Overview · Team · Terms · Updates · Comments · Share



SHARK WHEEL

We Reinvented the Wheel. Literally.

Invest in Shark Wheel

Why reinvent the wheel? For 5,000 years the wheel has been the go-to design for most types of transportation. In fact, no one considered there could be a better design. The circular wheel was always considered the final design with no room for improvement.

Enter Shark Wheel inventor, David Patrick, who refused to accept the status quo. Not only did David create a shape that was drastically different, but he envisioned the shape possessing inherent advantages built into it. His search to improving the wheel was an uphill battle against industries that were not used to change. He needed to prove his idea was revolutionary.

SHARK WHEEL
WE REINVENTED THE WHEEL. LITERALLY
TRADITIONAL WHEEL
A traditional wheel shape will "knife" into a soft surface, digging deeper and deeper with each rotation until the forward motion stops.
SHARK WHEEL
The alternating pattern of the shark wheel "bites" into a soft surface.
This keeps the wheel from digging in and allows it to travel effortlessly across the

I met David through my tennis coach who thought I could help him build a business around his invention. As a former professional tennis player on the ATP Tour for 10 years, I




top of the surface on a much larger, and more efficient contact patch.
CONTACT PATCH
(HIGH FRICTION SURFACE)
CONTACT PATCH
(LOW FRICTION SURFACE)
SHARK WHEEL


Regular Wheel
Shark Wheel

was no stranger to hard work, long hours, and relentless determination. I immediately saw the vast opportunity in joining forces with David to help bring the sine wave wheel to life. I imagined a skateboard company introducing a new wheel where the skater is safer going over debris and other rough terrain. I imagined a farmer whose tractor creates unwanted trenches in the field and being able to help that farmer save money and not dig a trench with our wheels. I imagined a wheelchair user having the freedom to go more places without rough terrain standing in their way.

Shark Wheel is a company located in Lake Forest, California dedicated to making the most unique, innovative and technologically advanced wheels in the marketplace. The Shark Wheel is flat on six sides and displays many scientifically proven advantages compared to the traditional wheel. Having won multiple international competitions in the skateboarding industry, the Shark Wheel has proven to be a high-performance product.

The patent pending Shark Wheel is a perfect fit for transportation use including wheelchairs, strollers, wagons, farming equipment, military applications, ATV vehicles, shopping carts, tricycles, hand trucks, printers, toys, iv poles, casters, roller skates, luggage, forklifts, office chairs, wagons, vacuums, hospital beds, ambulance cots, other medical equipment and much more. Please see our **Shark Wheel Industrial Products** section below to learn more.

I am a passionate entrepreneur whose mission is to enhance mobility and make lives better. I invite you to join my mission, become a part of the company, and join the revolution that is Shark Wheel. Help us reinvent the wheel and together we will change the future of transportation.

-Zack Fleishman, COO

The Opportunity

Investment

$1.51 / share Class C Common Stock

When you invest you are betting the company's future value will exceed $25.5M.

Shark Wheel has grown from* a:

- **$10 million valuation in 2014**
- **$15 million valuation in 2017**
- **$25 million valuation in 2019**

*Previous valuations were in association to previous offerings, and determined by the company.

Bonus Share Perks*

<u>Time-Based Bonus Shares</u>

If you invest from day 2 to day 5, you'll receive 15% bonus shares

If you invest from day 2 to day 8, you'll receive 10% bonus shares

If you invest from day 2 to day 15, you'll receive 5% bonus shares

<u>Amount-Based Bonus Shares</u>

If you invest $1,000-$2,499, you'll receive 5% bonus shares

If you invest $2,500-$7,499, you'll receive 10% bonus shares

If you invest $7,500-$14,999, you'll receive 15% bonus shares

If you invest $15,000+ , you'll receive 20% bonus shares

Perks*

*All perks occur after the offering is completed. Lodging and transportation not included for $10,000+ Investment Perk.

Our mission is to enhance mobility by providing a safer wheel with more versatility.

Shark Wheel Company Structure

Company Structure

Shark Wheel Inc is the parent company that holds patents. There is currently one subsidiary that operates underneath called Shark Wheel Skate LLC. **All investors will take ownership in the parent company and be a part of every wheel market Shark Wheel ever enters into.** Investors will own Shark Wheel Skate and any other subsidiaries that may be created in the future.

Currently, the most likely scenario is to sell pieces of the company. For example, Shark Wheel could sell the rights for its stroller application and receive a large cash sum. But, Shark Wheel would still own 99% of the other markets it wishes to pursue.

Conversion of Company to Delaware C-Corp

Shark Wheel just converted to a Delaware C-Corp (from a California LLC)

One of the biggest advantages of the conversion is that it allows Shark Wheel to take advantage of IRS Code 1202. The conversion starts a 5 year clock that allows Shark Wheel to sell the entire company and allows for profits to be tax free for all investors.




SHARK WHEEL.com
Better Performance on Rough and Wet Surfaces
Lasts Longer
Less Friction More speed
SHARK WHEEL
THE REINVENTION OF THE WHEEL

Shark Wheel in the Media



Shark Tank Season 6 Finale (1st Pitch)



Discovery Channel - Daily Planet Episode



FedEx Online Commercial
(Shark Wheel Centric)



FedEx Online Commercial
(FedEx Centric)



FedEx Online Commercial
(Newest Video)

More Shark Wheel Videos




-ANDREA CASTILLO



Shark Wheel Inventor Discusses Origin of the Shark Wheel



Shark Wheel Freeride (Visionary Theory Edit)



The Wheel

Shark Wheel Montage (In-House Edit)



Shark Wheel Off-Roading (Rider-Submitted Videos)

SHARK WHEEL ON TV
ESPN
Discovery Channel
FOX
SHARK TANK
DISCOVERY CHANNEL
FEDEX GLOBAL COMMERCIAL
SHARK TANK
FEDEX MAKERS SERIES
FOX'S NATURE KNOWS BEST
FEDEX PARTNER PROMO
WHAT'S NEXT?
FARMING
IRRIGATION SYSTEM, TRACTORS
TRAVELING
SUITCASE
MEDICAL
WHEEL CHAIRS, HOSPITAL BEDS
INDUSTRIAL
FORKLIFTS
MUCH MORE
LAWN MOWER, STROLLER ETC.
FATHOM
IN MEDIA, OTHER INDUSTRIES
concrete wave
SLIDE CARVE FREESTYLE FLOW
GET ON A NEW ROLL
SHARK WHEEL
WE REINVENTED THE WHEEL. LITERALLY
IN MAGAZINES

























Shark Wheel's David Patrick Wins Orange County's 2018 Innovator of the Year Award



Better together
BDO
Stradling
INNOVATOR
COX
Business



AS SEEN ON

ESPN FOX FedEx

SHARK TANK MOTOR HARLEY-DAVIDSON CYCLES Discovery CHANNEL

Samsonite Walmart

Ten Current Industrial Products

Below is a list of industries, with company names omitted for disclosure purposes, that Shark Wheel is actively developing wheels for. Shark Wheel is working with the #1 company in various industries, including a Fortune 500 company.

1. Luggage

Signed licensing deal. Smart luggage under the SkyValet brand and under the Harley Davidson brand launched October 2018.

Our SkyValet luggage is selling here currently, with tens of thousands of units already purchased by distributors outside of this campaign.

SkyValet Features:

- Shark Wheels for swiveling, rough terrain and light weight

2. Central Pivot Irrigation (Farming)

Shark Wheel won a government grant through the National Science Foundation in January 2018 . The grant was for $225,000 to develop a state-of-the-art wheel for the central pivot irrigation industry. After performing extensive customer discovery interviews and graduating through the government's I-Corps program, Shark Wheel learned what the market desires in a wheel:

- Minimize rutting (the industry's largest issue is digging a trench)
- Non-pneumatic tire that can never go flat

- Charge your phone with USB ports
- Double zipper for enhanced security
- GPS tracking - no more lost bags
- Magnetic openings for quick openings
- Built-in scale to prevent overage fees
- Controlled by an app on your cell phone

Also, our Harley Davidson luggage is selling now at Harley Davidson dealers across the United States and here as well.

The most recent to launch is Samsonite golf luggage. Shark Wheel always looks to establish itself with industry leaders. To be associated with the Samsonite brand name that is #1 in the industry is the start of many things to come.

Shark Wheel is in deep negotiations with an industry-leading luggage company after 6 months of successful testing and another large brand as well. Shark Wheel's luggage line will expand significantly in 2019.
Click below to view a video.





- Non-pneumatic tire that can never go flat
- Modular design that makes maintenance easier and more cost-effective
- Enough traction to traverse clay-based and sand-based soils
- Priced with the current industry sweet spot

Shark Wheel hired a company that builds wheels for the Canadian Space Agency to act as a consultant on the project. Together we collaborated on the conceptualization of a wheel never-before-imagined. We are proud to say we spent several months designing, building and testing the wheel and had a very successful test that showed significant advantages over the current best wheels in the market. Shark Wheel filed a patent for this wheel and has applied for Phase II of the grant, which is worth $750,000. The money is used to bring the wheel to commercialization and begin selling it across the entire industry. **Shark Wheel has been notified that it will be awarded the $750,000 award** (pending audit review) once the government shutdown ends.

Shark Wheel already has a signed licensing deal with one company in the industry and two LOIs with industry leaders.

Retail prices are over $1,000 per wheel. Early estimated annual revenue $10+ million per year. This is a very rough assumption based on current data of selling over 16,000 wheels annually comparable to the leading technologies in the market.

Click below to view the video of the Shark Wheel working in soybean fields in the Midwest





IT'S NOT THE DESTINATION, ITS THE JOURNEY





Want to Read the Technical Part?

The Shark Wheel is named after the shape of shark jaws and through many iterations, Shark Wheel created another biomimetic design for its tire based on the shape of seagull wings. The flexing non-pneumatic, modular lugs of the tire design approximated the flotation of a pneumatic tire. The sine wave shape of the Shark Wheel was placed in the standard tandem configuration on central pivot irrigation machines and the result was a wheel that did not go over the same track as the wheel in front of it. The front wheel moved left-right-left, while the rear wheel moved right-left-right effectively creating a helix shape in the soil. In contrast to a traditional wheel that continues to move along the same track over and over again digging a rut, the Shark Wheel disrupted the soil in a snake-like shape, while the rear wheel pushed the soil back to where it began. This greatly minimized the industry-wide issue of rutting. Shark Wheel estimates an average farmer can save over $27,000 by switching to a sine wave wheel geometry because of less down time due to flat tires, less rutting and greater crop yield.



3. Pallet Jack/Forklift/Material Handling

4. Manual & Powered Wheelchairs

Imminent deal expected for 2019 launch. Deep negotiations for a Q1/Q2 2019 release with an industry leader. Nearly 3 years of extensive testing has graduated Shark Wheel to the precipice of a signed deal. Shark Wheel's team flew out to the company's headquarters to finalize deal terms. Shark Wheel has signed an agreement pending customer acceptance testing. The first customer acceptance test has come back from a company in the top 50 on the Fortune 500 list. Their wheels typically last between 50hrs-60hrs of use. **The Shark Wheels lasted 90hrs.** This test was a wild success and has moved the deal along swiftly. Per the contract, a deal is to be signed no later than February 28, 2019 if customer gives acceptance. Shark Wheel is in constant contact with the company's marketing department to assist in a creative release into the market.

Shark Wheel has already filed a patent for this particular design in the material handling industry.

Shark Wheel has been offered 4 deals and is currently in negotiations. This is a multi-million dollar deal that will reach the market in 2019.



Manual

Shark Wheel believes it has reached the final design (not shown here so right to patent is not violated) and the wheel is currently being tested by an industry leader. Shark Wheel is in development on the front wheels for wheelchairs, which is the first point of contact for the wheelchair user.

Industry leader will begin testing soon for a 2019 launch. Initial tests show ability to traverse rough terrain and ability to swivel better than traditional circular wheels.



Powered

Developing wheel with one of the industry leaders. Licensing deal at 8%. Early estimates from our partner in this industry at 225,000 wheels in year one.



5. Ambulance Cots

Developing wheel with one of the industry leaders. Licensing deal. Prototype version 1.0 complete, currently going through testing.

Current ambulance cots have issues going over sand at the beach and traversing other unfavorable terrain. The Shark Wheel is considered an off-road wheel and performs best in challenging environments.

6. Hospital Beds

Developing wheel with one of the industry leaders. Licensing deal.

As mentioned above, in the medical industry, Shark Wheel has opted to seek a licensing opportunity. Shark Wheel is not interested in manufacturing in this industry and dealing with strict regulations and testing procedures.

In the medical industry, Shark Wheel has opted to seek a licensing opportunity. Shark Wheel is not interested in manufacturing in this industry and dealing with strict regulations and testing procedures.





7. Zero Turn Mower (Lawn and Garden)

Completed prototype wheel with one of the industry leaders. Only manufacturer we are working with. Makes the majority of the wheels in this industry. Licensing deal. Signed term sheet at 8% royalty. Early estimates are tens of thousands of wheels annually, which is information provided from our partner immersed in the market.

Wheel design not shown below so right to patent is not violated.



8. Casters

Developing wheel with one of the industry leaders. Massive market, countless types of industrial equipment. Various sizes and iterations. Licensing deal.

The pictures of the carts below show our longboard wheel's conversion into a caster for the farrier industry. Heavy-duty metal casters are in development, but are not shown below.



9. Office Chairs

Developing wheel for one of the industry leaders. The goal is to:

- Eliminate need for office chair mat
- Swivel better
- Traverse carpet more efficiently

Early stages of development, estimated 2020 release.



10. Roller Skates

Just finalized wheel design and will be going into production soon. Now accepting orders from retailers for a kids line and a soon-to-be-developed adult line of skates.

Advantages are similar to what is found in the skateboarding industry:

- Less friction
- Tends to physically push small objects out of the way
- Better over all terrains
- Smoother ride















Shark Wheel has been fortunate enough to be overwhelmed with opportunity. After airing on Shark Tank and the Discovery Channel, the company has been inundated with requests from industry leaders to develop a Shark Wheel for their industry. They are not only interested in differentiation, they are eager to have a better performing product that will increase their market share. **Shark Wheel seeks investment funds to expedite entry into a wide array of industries and to begin work with other companies that are waiting in line.**

SHARK ⟨S⟩ WHEEL
PRODUCT DEVELOPMENT

01 SKATBOARDING



- Scientically proven to outperform the traditional wheel in multiple categories
- Hundreds of 5 star amazon verified purchase reviews
- Selling in over 30 countries around the world
- Shark wheel jr./Kazam line in thousands of Walmart locations in 2019



02 LUGGAGE



- Entered market in 2018








- Better swiveling and better over all terrains
- Partnered with multiple companies in the industry

03 PALLET JACK/ FORKLIFT





- Lasts up to 600% longer than leading wheels
- Partnered with one of the industry leaders
- Entering the market in 2019
- 3 Years of testing

04 FARMING




- Won 2 government grants totaling nearly $1 million in development for 2020 release
- Early tests prove significant advantages in less rutting, no flat tires

05 MUCH MORE









Scooters Strollers Roller Skates Wheelchairs Hospital Beds

Design & Advantages

Skinny Footprint / Wide Profile

The Shark Wheel has the benefits of a thin wheel and a wide wheel in one shape. The infographic seen here shows how the Shark Wheel has the skinny footprint of the thin wheel combined with the wide profile of the large wheel.

Thin circular wheels:
Low friction, fast, maneuverable, easy to swivel.





Wide circular wheels:
Off-road ability, load-capacity, lateral grip, longevity.

Shark Wheels:
Low friction, fast, maneuverable, easy to swivel.
Off-road ability, load-capacity, lateral grip, longevity.

Industrial Wheel Advantage



Heat - Failure Points
Wheels typically fail in industrial sectors due to heat. Whether its friction, load, or an embedded nail, the failure points become heat-related. Shark Wheels have built-in heat vents that allow heat to escape. A traditional wheel attempts to steamroll over objects - this allows for small objects to become embedded into the wheel and for additional friction and therefore heat to build up leading to failure. Shark Wheel's natural design allows for heat to escape, thereby increasing the life of the wheel. Shark Wheel is in final negotiations with an industry leader in the material handling industry on a multi-million dollar deal.

Military Advantages



WATER BASED USES -
PROPULSION AND FLOTATION

Aquatic Ability
Amphibious vehicles do not receive propulsion from their wheels. Shark Wheels aim to change that. Traditional wheels simply spin in water and do not provide any forward thrust. Shark Wheel's natural design digs into the water left and right, much like a freestyle swimmer. The alternating movements of the wheel would create the first amphibious vehicle capable of wheel propulsion. This is just one example of many for a Shark Wheel military application. This is a future application Shark Wheel would like to build with the aid of grant funding for the Department of Defense, DARPA, or another government agency.

Skateboarding







Shark Wheel Product Line

Shark Wheel Team Riders







Shark Wheel Skateboard Divisions

1. Shark Wheel Skate

- Shark Wheel Skate LLC controls all Shark Wheel skateboard sales
- Nearly all revenue generated from May 2014-Present is Shark Wheel Skate LLC sales
- Over 30% growth year-over-year. New SKUS for 2019
- Distribution in over 20 countries
- 60mm wheels with 2 unique formulas
- 70mm wheels with 3 unique formulas
- 54mm wheels
- 110mm wheels in development for electric longboards in 2019
- Roller skate wheels in development for the mass


SHARK+WHEEL
CALIFORNIA ROLL
SHARK+WHEEL
SIDEWINDER
SHARK+WHEEL
MAKO
BEARINGS

roller skate wheels in development for the mass market

2. Fathom by Shark Wheel

- Mass market/specialty store arm for Shark Wheel
- Manufactures and sells plastic skateboards, wooden skateboards and wooden longboards at a lower price point. All parts are sourced from China
- Fathom by Shark Wheel was created to enter the mass market at a lower price point without damaging the Shark Wheel brand. Wheels will have the same shape, but will say Shark Wheel Jr. or Fathom by Shark Wheel (which is now trademarked) on the side of the wheels and/or packaging
- Fathom by Shark Wheel is currently seeking purchase orders from many other retailers around the world. Shark Wheel Jr. is already in Walmart and Fathom by Shark Wheel just received its first order from Big 5
- Fathom by Shark Wheel's products are sold domestically and internationally
- Selling OEM to various companies since 2017
- Partnership with KaZAM, another Shark Tank alum. KaZAM placed purchase order of 16,900 Shark Wheels in June 2017 and 9,600 complete boards in early 2018. More orders expected in 2019



Watch a pro longboarder reach speeds between 40mph-50mph down a mountain pass in California.

Shark Wheel World Champions

   

Use of Funds

Shark Wheel Industrial and Recreational Products

Although there appears to be a countless variety of wheels in the world, many markets overlap. For example, once we finish the development of the wheelchair wheel we will be able to sign licensing deals for wheelchairs, casters, lawnmowers, hospital beds, strollers and numerous other markets. They all use the same wheel. **Investment funds will immediately be used to accelerate the development of wheels across industries.** The future of the company lies in exploiting our patent into as many markets as possible. This is the primary use of funds.

Purchase Orders and Molds

Shark Wheel just received over $200,000 in purchase orders. Another $500,000 in orders is expected in the next few months. To fund these purchase orders, Shark Wheel must place deposits. The large companies placing these orders ask for terms. Shark Wheel must be financially healthy enough to finance hundreds of thousands of dollars in orders. While this is a great 'problem' to have, the situation will only escalate in Q2 2019 when massive purchase orders are placed for our pallet jack wheels.

Molds must be paid for in advance of production and molds

Shark Wheel was placed in an 800 store test with Walmart in 2018. The first shipment to 400 stores was in the Spring. Walmart completely sold through over 4,000 skateboards by the Summer. The next 4,000+ skateboards were placed into another 400 stores for the holiday season. Shark Wheel sold through 62% of its stock over the Black Friday weekend. We are expecting to be in approximately 4,000 Walmart stores in 2019 and are awaiting a purchase order for nearly 30,000 skateboards soon. Funds will be used to fulfill this order.

Shark Wheel prototyped and is currently taking purchase orders for wagons. Most people are familiar with the two hot-selling wagons in the market - the foldable wagon and the foldable beach wagon. Funds will be used to build the production molds.

can cost upwards of $500 each. 100 molds are requested by each manufacture to bring our cost-per-wheel price down and to streamline the production process. That is $50,000 worth of molds every time we go into production on a new wheel. Some of our partners will be paying for the molds per our deal terms, but some will not. The aforementioned material handling industry multi-million dollar deal is with a company (cannot name per NDA) that will be paying the bill for Shark Wheel molds.

Filling these large purchase orders will be easy to do once we get a few completed. We will have enough money in the bank to fund these endeavors purely off of profits. We are setting up meetings with banks now to fund these orders in the interim.

Government Grants

Shark Wheel has been successful obtaining grants to date. Shark Wheel has won 3 out of 4 grants it has applied for and believes it is a good business decision to seek more grant opportunities.

The following is a list of awarded grants, grants in process and grants coming soon:

- FedEx Nationwide Small Business Grant Winner, 2015
- SBIR National Science Foundation Phase I grant ($225,000). Won in January 2018. (partnered with **major** company we cannot name per our NDA)
- SBIR NSF Phase II grant ($750,000). Won in January 2019 (pending audit review and government shutdown ending). (partnered with major company we cannot name per our NDA)
- SBIR USDA NIFA, Phase I grant. Applied. Winners announced early 2019. (partnered with major company we cannot name per our NDA)
- SBIR Department of Defense grant for Air Force plane wheels, Phase I grant. Application in process
- SBIR Department of Energy grant for electric vehicle wheels, Phase I grant. Application in process
- SBIR Department of Transportation grant. Coming soon
- SBIR NASA grant. Coming soon
- CalSEED grant. Coming soon

Shark Wheel Strategy - The Domino Effect



R&D

Shark Wheel has primarily been a Research and Development company since 2014. Entering the skateboarding industry was the 'low-hanging-fruit'. It was a market with a low barrier to entry, a market in which consumers purchased wheels as a standalone item, and a market to act as a proof of concept. Shark Wheel proved the interest in the market and that the wheel is truly high-performance by winning several international competitions. Entering the skateboarding industry was also a way for Shark Wheel to pay the bills early on. Initially, it was a necessity for Shark Wheel to prototype various wheel sizes in different industries. There was much to learn about how a sine wave shaped wheel works under load, while swiveling, with different amplitudes and frequencies, and in various sizes and iterations. Shark Wheel had to prove though scientific testing and real-world testing that the shape worked well and using certain factors, outperformed the circular wheel.

Completed Product

Shark Wheel has completed products for skateboard wheels, longboard wheels, luggage wheels and pallet jack wheels. **Shark Wheel plans to extrapolate its current designs to enter other similar industries.** There will not be a need to continue prototyping any further for these congruent uses. For example, now that Shark Wheel completed its luggage wheel, it feels confident it can immediately license its technology to an office chair company without the need for further prototyping. The wheels in these industries are very similar and Shark Wheel plans to sign paperwork with all conceivable industries that would use an approximate 58mm wheel in a similar configuration. Even industries that scale up or down the size of the wheel in a similar configuration would work as well. Shark Wheel plans to sign licensing deals with scooter companies and other industries that use wheels similar to skateboard wheels. There would be no delay here either, as the design is considered final. No further prototyping is necessary.

The same can be said for pallet jack wheels. Any industrial application that uses a remotely similar wheel is ready for market with a Shark Wheel. The markets are vast in the industrial sector. Once Shark Wheel finishes prototyping its ambulance cot wheel, the market possibilities open up greatly. Dozens of industries use this particular configuration and Shark Wheel plans to exploit the completed design in as many industries as possible, as quickly as possible.

Domino Effect

There appears to be countless markets that use a wheel. In fact, there are over 100 products in the industrial sector alone. It is important to note that Shark Wheel *does not need to prototype for each use*. **As explained above, once key wheel sizes and/or configurations are prototyped a flood gate of markets opens for licensing deals.** It is difficult to forecast Shark Wheel's revenue with any accuracy because licensing deals are expected to fall like dominos once each key wheel size is complete. The initial four wheel configurations are complete. Additionally, once the public sees the Shark Wheel on the many products about to reach the market, other companies will move swiftly to add the cutting-edge technology to their product line. **Shark Wheel believes it is on the precipice of an explosion.**

Strategy

Shark Wheel will not have large capital requirements using this strategy. It will primarily be a licensing entity. The following list is a summary of Shark Wheel's strategy moving forward.

Brand

- Skateboarding and roller skating are the only markets that Shark Wheel will build a brand, manufacture and warehouse inventory.

Licensing Agreements

- Shark Wheel will license its technology to the vast majority of industries.
- Shark Wheel will license to companies that have specific testing requirements.
- One example is the ambulance cot company (name withheld for disclosure purposes). They requires high-level medical testing equipment and Shark Wheel will not do any forms of additional testing.
- Markets in which the wheel is assembled at the same factory as the final product.
- One example is Athalon (name included because **deal is signed**). Athalon has already put **Shark Wheels on Harley Davidson, Samsonite and SkyValet branded luggage**.
- Industries that do not have a replacement wheel market.
- One example is strollers. Consumers do not replace their stroller wheels.
- Shark Wheel will license its technology to companies

Manufacturing

- Shark Wheel will only manufacture under certain conditions.
- Each company must agree to warehouse Shark Wheel's manufactured product in order for Shark Wheel to sign a Master Supply Agreement.
- Shark Wheel will not obtain large facilities to warehouse large amounts of inventory.
- Shark Wheel aims to work primarily with #1 or #2 in each market and sign an exclusive agreement.
- Shark Wheel will determine on a case-by-case basis if it is more advantageous to manufacture or license.
- Shark Wheel will arrange terms with the manufacturer so Shark Wheel does not need to float funds for inventory purchases.

Additional Market Opportunities

Projects on Hold/Just Activated

The following are projects that Shark Wheel has signed terms sheets with/in talks with that have been put on hold until the above projects have been completed:

- *Wagons* - wagons were just recently activated and we are securing purchase orders now.

- *Kayak/Stand Up Paddle Carts* - one of the industry leaders.

- *Office Chairs* - one of the industry leaders, prototyping

Identified Markets

The following are markets that Shark Wheel has identified an advantage in, but currently has no traction:

- Strollers
- Walkers
- Shopping Carts
- Golf Carts
- IV Poles
- Hand Trucks
- ATV Vehicles
- Military Vehicles
- Printers

just activated

- *Military Cases/Coolers* - one of the industry leaders.

- *Oil/Gas Industry* (Roller Conveyance) - one of the industry leaders.

- *Vacuums* - one of the industry leaders.

- Gym Equipment
- Planetary Rovers
- Tractors
- Tricycles
- Toys

Scientific Product Testing

  

Test I - San Diego State University

Background

The Shark Wheel has been scientifically tested at the San Diego State University Mechanical Engineering Department.

In apples-to-apples testing, The Shark Wheel **was found to have a 15% longevity and 15% speed advantage.** Also, frictional tests were performed and some of the data is seen below showing a significant advantage compared to a traditional wheel.

Testing Equipment

Tests were performed and the testing rig **(seen above)** was designed and constructed by a team of engineering students at San Diego University, Mechanical Engineering Department. Testing has been completed as of December 2017.

The dynamic testing outlined in the following report was conducted at approximately 720rpms(17mph).

Test I/A: Rolling Resistance
(Time it takes the motor to reach full speed)

Shark Wheel ——— VS. Standard Wheel ———

  

Trial 1: Experimental Results
[~700rpm, 45lbs]

Trial 2: Experimental Results
[~700rpm, 45lbs]

Trial 3: Experimental Results
[~700rpm, 45lbs]

Test I/B: Rough Surface Rolling Resistance
(Off Road Capabilities)

Shark Wheel ——— VS. Standard Wheel ———







Trial 1: Off Road Cababilities
[~700rpm, 45lbs]

Trial 2: Off Road Cababilities
[~700rpm, 45lbs]

Trial 3: Off Road Cababilities
[~700rpm, 45lbs]

Conclusion Test I

At a load of 30lbs the Shark Wheel demonstrated an average of 35.52% less rolling resistance at speeds ranging from 0-650rpms (approx. 15.5mph).

When loaded to 45lbs (per wheel) the Shark Wheel demonstrated 60.92% less rolling resistance.

Rolling resistance, also called rolling friction, is an important factor in many industries.

Test II - Conducted by Major Wheel Manufacturer

Another scientific test done by the largest skateboard wheel manufacturer in the world. They compared Shark Wheel to the leading wheels in the market in an apples-to-apples test. Same diameter, same durometer (hardness), same material.



Rebound



Standard — 77%
Shark Test 3 — 80%
Shark Test 2 — 80%
Shark Test 1 — 80%

Abrasion



Rebound Test Percentage	
Item	Rebound
Shark Test 1	80%
Shark Test 2	80%
Shark Test 3	80%
Standard	77%
Total	80%

70mm Rebound Standards	
Item	Amount
Freeride	75.0%
Slide	78.0%
Race	78.5%
Standard	77.0%
AVE	77.1%

Shark Abrasion Test		
Item	Amount	Per CP
Shark 1	7.1%	2%
Shark 2	8.1%	3%
Shark 3	8.5%	3%
Standard	10%	10%
AVE	7.9%	

Formula Standards Rebound



Conclusion Test II

The Shark Wheel showed a **15% rebound advantage**. Rebound translates directly to speed. In the abrasion resistance test, Shark Wheel demonstrated a significant advantage as well. The lower the number in the abrasion resistance graph, the better it performed.

Additional Testing

In separate testing at a Canadian test facility, the Shark Wheel exhibited a **longevity/wear advantage**.

Tests performed by the German tv show, Galileo (similar to the Discovery Channel), found advantages in rolling resistance and off-road performance. The episode aired in December 2016.

Most recently, our material handling industry partner (pallet jacks, forklifts), completed 3 years of scientific testing and customer acceptance testing with a Fortune 50 company. Scientific testing showed a maximum of 600% longevity advantage (3 years of testing) and a real world test of 200% advantage.

Notable Milestones & Accomplishments

  

Media

- Aired on the most watched season finale in Shark Tank's history. Over 10 million Shark Tank viewers to date
- Aired on Discovery Channel for reinventing the wheel
- Filmed and aired on Galileo TV in December 2016 (Discovery Channel of Germany)
- Aired tv show, Xploration on FOX
- Aired on 3 FedEx Commercials to date that can be seen above in the media section

Intellectual Property

- **Issued patent.** Shark Wheel received its US patent in October 2018. Originally filed in November 2012, Shark Wheel filed a continuation to strengthen its patent and finally received issuance
- **Issued patent.** Shark Wheel received a patent from its filing in China
- Filed for a farming wheel patent
- Filed for a luggage wheel patent
- Filed for a pallet jack/materials handling industry patent

Miscellaneous

- Averages close to 90,000 www.SharkWheel.com page views per month in peak season. 18-24 largest demographic
- Secured investments at $10 million valuation in 2014
- Secured investment from our law firm Wilson Sonsini (Google, LinkedIn, Tesla, etc.). They are of the largest law firms in the country and rarely invest in their clients.
- Scientifically proven performance advantages (at SDSU, see scientific testing below). Friction, speed, longevity, off-road performance, load.
- Paid for over $100,000 worth of wheel molds that have already been amortized.
- Secured a combo space (offices, warehouse, showroom)
- Built an extensive database of over 40,000 active email subscribers
- Created a prototyping division that secures signed prototyping contracts from major companies
- Won a FedEx small business grant (1 of 10 companies in the United States). FedEx has released three online

- Patent filed in 30+ countries for the wheel.
- Patent filed for the mold.
- Trademark issued for Shark Wheel (for skateboard and roller skate wheels) in the United States and in China.
- Trademarks issued in United States for multiple industries (including lawn and garden, wheelchairs, ambulance stretcher, forklifts, pallet jacks, hospital beds, etc).

Partners

- In talks with over 10 major companies to put Shark Wheels on their products. Development deals, term sheets signed, licensing agreement signed.
- Partnered with KaZAM, another Shark Tank alum, to create youth skateboards for the sporting goods industry. Product expected to be in 4,000 Walmart locations in 2019.

in the United States). FedEx has released three online FedEx-Shark Wheel commercials with over 2 million views
- Hundreds of 5 star reviews across Amazon for Shark Wheel's skateboard line
- Created a tremendous buzz in the longboarding/skateboarding industry
- Won multiple international skateboarding/longboarding competitions
- Secured numerous international distributors
- Won SBIR NSF Phase I grant in January 2018 ($225,000)
- Notified that we will win Phase II grant in January 2019 once government shutdown ends (pending audit)
- Shark Wheel's inventor, David Patrick, wins Orange County's Innovator of the Year Award for 2018
- Roller skate, wagon, pallet jack set for 2019 release
- Scientifically proven advantages for friction, speed, longevity, load capacity and off-road ability

Company History

The Shark Wheel was invented by David Patrick. The sine wave shape was a repeating pattern that David discovered all throughout nature and is nature's preferred choice of motion. The sine wave can be seen in how snakes slither, fish and sharks swim, how the planets rotate around the sun, and even how humans walk with an alternating gait. The Shark Wheel name came from the wheel's identical shape to a shark's jaw (picture seen near top of campaign).

Shark Wheel launched through a Kickstarter campaign in June of 2013. Shark Wheel's fundraising goal of $10,000 was reached in 72hrs, finishing with $79,300 in a 30 day run. After the successful campaign, it took the company 7 months to solve the molding issues that prevented mass production. It was one thing to reinvent the wheel, then the company had to reinvent the mold, which is now patent pending.

Shark Wheel is able to pay the same price per wheel as any other wheel company. There is no price penalty or time penalty for any company choosing to use Shark Wheel products. For a company to violate Shark Wheel's patent and produce Shark Wheels in mass production successfully would be a massive undertaking that would prevent any copycat manufacturers.

Patents and Trademarks

Shark Wheel has issued patents in the United States and China. Shark Wheel is patent pending in over 30 countries. Investment funds will be used to continue to strengthen the patent portfolio. Funds will also be used to file more patents for new innovations and iterations. The inventor and CTO, David Patrick, already has next-generation versions of the Shark Wheel ready to be patented. Before prototyping and release, the first course of action would be filing a patent to achieve a patent pending status. Shark Wheel version 2.0 patent will be filed with investment funds. Pictures are not available at this time, as version 2.0 pictures released publicly before the filing date would violate the right to patent.

Shark Wheel already has one issued trademark in the United States and one in China for skateboard and roller skate wheels. Other trademarks are pending in many industries including forklifts, pallet jacks, medical equipment, wheelchairs and others.

2018 patent filings:

- Filed for a farming wheel patent
- Filed for a luggage wheel patent
- Filed for a pallet jack/materials handling industry

Fathom by Shark Wheel Product Line 2019

Fathom by Shark Wheel is trademarked name that is owned by Shark Wheel. The Fathom line is sold for mass market sales at Big Box retailers.



























FATHOM
TIBURON
13

FATHOM
MEDALLION SERIES
29

BARREL ROLL
MAN'O WAR
OCEANIC
FATHOM
WHEELS
REEF
MAN'O WAR

FATHOM
KOI FISH CRUISER

WHY SHARK WHEELS?
7 INTERNATIONAL COMPETITION WINS ★★★★★ THOUSANDS OF FIVE STAR REVIEWS ONLINE
ROUGH TERRAIN
Best wheel in the world over any
LESS FRICTION
60% less friction. Advantage
APPROACH ANGLE
Approach angle 30 degrees.
LAST LONGER
Lasts 15% longer in cruising
LIGHTING FAST
15% more rebound, which


rough terrain. Shark Wheel typically push small objects right and left out of the way as they roll. Advantage proven by SDSU, Mechanical Engineering Department.
proven by SDSU, Mechanical Engineering Department.
Just like taking a car at an angle to go over a speed bump to reduce shock and smooth the ride.
situations. Advantage proven by SDSU, Mechanical Engineering Department.
translates directly to speed. Advantage proven by SDSU, Mechanical Engineering Department.

Social Media

Instagram

www.instagram.com/sharkwheel
Over **25,000** Followers

Facebook

www.facebook.com/sharkwheel
Over **25,000** Followers





Press Quotes

surfdome
THE LIFESTYLE STORE

"It's doubtful that even the most optimistic amongst us would believe that we'd live to see the reinvention of the wheel. Well, David Patrick from Shark Wheels has done just that."
Surfdome

POPSCI

"The squares actually roll in a smooth line."
Popular Science

GIZMODO

"It's time to prepare for a revolution."
Gizmodo

News

"Though based on a square, Shark Wheels feel perfectly circular when riding."

gizmag

"The sine wave pattern also grants improved lateral grip, as the width of the wheel is able to be increased

msn CARS

"What we thought was a faultless design dating back to 3500BC, has finally been reimagined"

Discovery News

without adding any unnecessary friction."
Gizmag

MSN UK

INTERNATIONAL BUSINESS TIMES

"Take the wheel for example. Sure, it works great, but it's used the same boring round design for thousands of years. Isn't it about time an update?"
International Business Times

The Atlantic

"It's easy to see them applied to other vehicles, too, from cars to robots to Segways -- to anything, really."
The Atlantic

Emergent Futures

"It only took a few thousand years, but someone has finally reinvented the wheel—and it actually works better than the original."
Emergent Futures Tumblelog

HUFFPOST TECH
UNITED KINGDOM

"With the right backing it's possible they could end up on any vehicle you could name."
Huffington Post UK

YAHOO! Voices

"Circles roll, and any substantial innovation to this basic geometry has seemed impossible or absurd. That may be about to change."
Yahoo Voices

About.com

"It's rare that someone tries to re-imagine a piece of core technology. An inventor has done just that with his new skateboard wheels called "Shark Wheels.""
About.com

Amazon Reviews

Shark Wheel has hundreds of 5-star verified purchase reviews on Amazon. Feel free to go to Amazon.com, type in Shark Wheel and see for yourself. It is one thing for scientific data to show advantages, but it is another thing for people to truly love the product. We are hearing the same reviews from users in luggage, pallet jacks, wagons, casters, roller skates and other applications as well. See below for just a few of the reviews:

 Product Prodigy

⭐⭐⭐⭐⭐ **So worth the 50 bucks**
June 20, 2017
Verified Purchase

These are nearly the best 50 dollars I've ever spent. Before these, I had the worst wheels that wouldn't go over anything. And these wheels are so freakin smooth it's insane. I've gone over some pretty big sticks and rocks with these and it never completely stops and jolts you off your board. I was reluctant spending 50 bucks on skateboard wheels but trust me it's sooooooooo worth it!

 Shuujuu

⭐⭐⭐⭐⭐ **... first and took a chance because the reviews looked good but I doubt them no longer**
March 24, 2018
Color: Turquoise   Size: 70mm   **Verified Purchase**

Honestly I doubted them at first and took a chance because the reviews looked good but I doubt them no longer! These wheels are a must in any skaters arsenal for cruising!

 Renarde Serve

⭐⭐⭐⭐⭐ **It makes all surfaces feel nice and it kicks rocks out the way opposed to ...**
December 13, 2017
Color: Orange   Size: 70mm   **Verified Purchase**

Game changer!! I couldn't possibly go back to regular wheels. It makes all surfaces feel nice and it kicks rocks out the way opposed to them stopping you. Easily a 5 star rating!!

 Jake

⭐⭐⭐⭐⭐ **The only wheel I'll ever ride again!! #theyshouldmaketheseforcars**
November 30, 2017

You're looking for new and comfy wheels to ride? Look no further!! I was skeptical on buying these at first because I got thinking, there's no way you can make the "WHEEL" better than a fricken wheel. But I wanted to see these crazy square things for myself and boy and I glad I got them!! No other wheel rides as smoothly as these do. No not even super gummy wheels!! These ride smooth right over those little stones/sticks that use to send me right over the board with other normal wheels. But oh wait a min you're all into sliding you say? Well guess what these slide so well you'll be sliding into the weekend with ease!! I'll never ride any other wheel again!! Which these came out sooner!! I have been riding longboard sense I was 12 years old and I'm now currently 24.

So recap: Yes these roll faster!! Yes they're great for commuting!! Yes they're good for sliding!! Yes they're good for downhill!!!

 Mason T Hunt

★★★★★ I love my shark wheels
September 3, 2017
Color: Transparent Green | Size: 70mm | Verified Purchase

I love my shark wheels! I was curious how they would ride, because of the funky look, but they are a incredibly smooth ride. I haven't gotten caught on anything either while out cruising. I go right over rocks and sticks. The cracks in the pavement are hardly noticeable. My favorite thing about these wheels though is the traction I get when carving down hills. I feel so in control when riding. It also feels like there is less resistance from friction. Probably because there is less surface area actually touching the pavement with the unique design. Absolutely love the product.

 Zach

★★★★★ Great wheels
April 22, 2017
Verified Purchase

Awesome wheels. Compared to my previous 76mm 78a conventional wheels they are way better. Carving the traction feels better. They break a little earlier in the turn but the break is gentle and progressive. Very confidence inspiring. Ability to roll over gravel is amazing. I dont even try to avoid little pebbles any more. Rolling speed is excellent.

 Tim

★★★★★ Better than I was expecting
April 5, 2017
Color: Transparent Red | Size: 70mm | Verified Purchase

Found some videos on youtube about these and they really do live up to the hype. Was skeptical at first but after skating with these for a couple weeks, I don't think I'll use any other wheels from now on.

 Amazon Customer

★★★★★ Great Wheels!
December 13, 2016
Color: Green | Size: 70mm | Verified Purchase

These wheels preformed great straight out the package. The sliding quality increase as you wear down the wheel. The lips of the wheel really make you feel a predictable slide when releasing and ending ... are definitely a lot easier to go o... ...eels I've used. The wheel channels help substantialy when traveling over water to pre... definitely recommend these whe... ...for free riding, cruising or a little bit of both. Definitely will be buying again.



Shark Wheel on the Discovery Channel

After a successful Kickstarter campaign, the Discovery Channel's Daily Planet comes out to film Shark Wheel for an episode.



Shark Wheel Airs on the Season 6 Finale

Shark Wheel's David Patrick (CTO) and Zack Fleishman (COO) accept a deal with Mark Cuban, Kevin O'Leary (Mr. Wonderful), and Nick Woodman (Guest Shark, CEO GoPro).



Shark Wheel LLC Formed

David Patrick discovers sine waves are nature's preferred choice of motion and turns into a wheel. Company is formed with a Kickstarter campaign that will release within 9 months.



Shark Tank

Shark Wheel films on Shark Tank. It will be 8 months before the episode airs (May 2015).



Xploration: Nature Knows Best tv show on Fox

Aired on FOX September 2017. The tv show centers around biomimicry, showing inventions that relate to nature.



SkyValet Luggage Kickstarter Launch

Shark Wheel signs licensing deal with Athalon. Luggage releases under the Harley Davidson brand, Samsonite brand and SkyValet brand.

| October 24, 2012 | September 2013 | September 2014 | May 2015 | September 2017 | January 2019 |
| | June 2, 2013 | May 2014 | April 2015 | May 2016 | January 2018 | Multiple Updates |




FedEx Online





SHARK WHEEL

Shark Wheel Officially in the Market

Shark Wheel ships its first packages out of the door of its offices in Lake Forest, California. Technically in the market for the first time in the skateboarding industry.

Commercials

FedEx flies a crew of 7 people to film Shark Wheel for the week. 2 online Youtube videos, one with over 1 million views. FedEx releases new online ad April 2017: https://www.youtube.com/watch?v=l



Multiple Updates

-$750,000 NSF government grant // Deep negotiations with an industry leader in materials handling industry // Walmart order for nearly 4,000 stores (Anticipated)

K

Shark Wheel Raises 800% of goal on Kickstarter

$79,300 raised by 1,094 backers in a shortened 30 day campaign.

FedEx.

Shark Wheel wins FedEx Nationwide Grant

Shark Wheel 1 of 10 companies in the United States to win the FedEx Small Business Grant. Shark Wheel's David Patrick and Zack Fleishman are flown out to FedEx's headquarters in Memphis, Tennessee.

NSF

Shark Wheel wins government grant

Shark Wheel won the National Science Foundation grant for $225,000 to develop a revolutionary farming wheel.

SHARK TANK *The Atlantic* BEVERLY HILLS MAGAZINE POPULAR SCIENCE abc7 International Business Times.

THE RED BULLETIN LA WEEKLY Daily Mail THE HUFFINGTON POST GIZMODO FedEx.

Discovery Heavy GAZETTE REVIEW ORANGE COUNTY REGISTER BUSTLE TOUCH OF MODERN

Orange County Business Journal

[SHOW MORE]

Meet Our Team









Gary Fleishman
Chief Executive Officer

Former Vice President at Coldwell Banker, 35 years experience running businesses. Gary's management experience and business expertise in running companies for over 35 years serves Shark Wheel's vision of a professionally structured company that looks to establish itself as a major player in the energy industry. Gary has served as the Senior Vice-President and Regional Manager for the world's largest real estate company, Coldwell Banker. He is a well-established business guru that has developed real estate offices into number one producers. He has also been a successful concert promoter holding major events at the Hollywood Bowl. Gary is a self-made success as a real estate office manager as well as business course designer and motivational speaker. He also developed the first NFL independent website for the then L.A. Raiders football team over 15 years ago. As the manager of the Palos Verdes Estates, Malaga Cove Coldwell Banker, Gary has worked at Coldwell Banker for over 20 years (1997). Gary is a leader of companies and has been for decades. Gary is the original financier of Shark Wheel and is committed to exceeding the company's potential. Gary is involved in all Shark Wheel negotiations and business dealings. Bachelors degree in recreation (1968) and masters in special education (1972) and minor in psychology at LA State University (now CSULA).





David Patrick
Chief Technology Officer

Inventor of the Shark Wheel and the 4sphere turbine, David is on his third startup company. David previously was the founder of Proventedge Technologies, a California software company focused on the mortgage banking industry. Prior to creating his software company David was the founder of California Capital, a mortgage banking firm. David currently serves as the Chief Technology Officer at Shark Wheel. He is a one-of-a-kind inventor and discovered a fundamental shape inherent in Nature's motions. David believes in the phrase 'innovate, never imitate' and he is constantly in development on various wheel applications and improving the existing design for new generations of release. Shark Wheel is David's third startup company. His first company, Pacific Western Financial did loans in the state of California. Eventually Pacific Western became California Capital, funding tens of millions of dollars in mortgage backed loans all across the United States. During this time, David's internal systems led his company to be successful and he was a leader in his industry, revolutionizing many key processes using technology instead of manual systems. Once the company was sold in 1997 David took the technology he developed and founded the Provantedge Software company. The software was designed for the entire mortgage banking industry and was a true end to end solution. Provantedge processed all types of loans from FHA, VA, Conventional and all others for all 50 states. The software that he designed along with his partner was light years ahead of his competitors and was the first of its kind to introduce many new technologies. He sold his advanced software to companies including Boeing Employees Credit Union, Ford Employees Credit union and many other financial institutions. Provantedge was also the first company to successfully submit loans to Freddie Mac when the industry was in its infancy. David was instrumental in inventing an all in one system that revolutionized the industry by being the first to use XML standards. His software is still in use today. David was the founder at Provantedge along with his partner David Hall and worked on this project and company from 1997-2003. David also served as inventor and CTO at 4sphere, a novel wind and water turbine company that was picked up by the Los Angeles Cleantech Incubator as its resident portfolio company for turbines in 2012.



Zack Fleishman
Chief Operating Officer

Third startup company as Chief Operating Officer. Pro tennis player for 10 years. Handles day-to-day operations for Shark Wheel. Zack brings tremendous strength to the Shark Wheel management team. Ranked #11 in the United States on the ATP Professional Tennis Tour, he proved that he is no stranger to hard work, sacrifice, and success. Having been a professional athlete for over ten years (2000-2011 with 4 injury-riddled seasons) instilled in Zack a tremendous work ethic and attention to detail. While on the ATP Tour, Zack started his own company, Z Management, which turned into one of the most successful tennis instruction businesses in Southern California. Z Management has created junior champions, adult champions and has secured many scholarships to various universities. Zack began by getting Shark Wheel into the Los Angeles Cleantech Incubator as one of its resident portfolio companies. It was there that Zack chose to launch a Kickstarter campaign (2013) to bring the Shark Wheel idea to the masses. Zack handles the business operations for the company including patents, grant writing. Zack also served as Chief Operating Officer at 4sphere, a novel wind and water turbine company that was picked up by the Los Angeles Cleantech Incubator as its resident portfolio company for turbines in 2012. Attended UCLA with business and economics major.



portfolio company for turbines in 2012. David attended Orange Coast College with an engineering focus but left to pursue a career as an entrepreneur.



Pedro Valdez

Chief Engineer

Expert mold maker, head of engineering. Pedro Valdez is Shark Wheel's secret weapon. He is the most sought after Hollywood mold-maker, as he is called into nearly every major film to produce intricate superhero costumes, monster faces, and intricate molds. He is a two-time Emmy award winning makeup effects artist and his credits include Ironman, Batman, Independence Day, Star Trek, Stargate, Pirates of the Caribbean, Spiderman, Grey's Anatomy, Nip/Tuck and dozens of other films and tv shows. Currently, Pedro builds all of Shark Wheel molds and is the head of the prototyping division. He was the lead engineer on reinventing the mold for Shark Wheel to go into mass production. Shark Wheel subsequently filed a patent for the molding process he was integral in developing. Pedro is an extremely talented artist and engineer and helps collaborate on future generations of Shark Wheel products.



Chad Nelson

Sales - Mass Market

China sourcing, mass market retailers, specialty stores Chad has been hired to run the Fathom brand, which is a mass market extension of Shark Wheel. Chad has a wealth of experience with product and brand development working for Toys R Us, Cannondale, Harley Davidson, and Diadora just to name a few. His connections with mass market retailers, distributors, and Asian manufacturer sourcing is second to none. Chad has already begun Shark Wheel production in Asia with buyers lined up including Dick's Sporting Goods, 858, Toys R Us, KaZAM, Big 5 and Walmart.





Thomas Lindahl

Sales - Business Development

At multi-billion dollar company, Intex, Tom directed sales and marketing activities in North America and key international accounts. Focused on growing the business through strategic sales implementation and specialized product development. Created annual account specific product assortments while managing customer conflict between national and regional retailers in multiple product categories and sales channels. Subsequently, Tom served as the Director of Sales at Wham-O from 2016-2017. Currently, Tom does business development for Shark Wheel consumer products and runs the sales division for mass market sales.





Tim Giusti

eCommerce and Digital Marketing

*At Shark Wheel, Tim runs digital marketing and online activities. Tim specializes in eCommerce and digital marketing, SEO/SEM, PPC, email, social and analytics. Formerly, Tim was the Director of eCommerce and online operations at a multi-billion dollar company. Work experience includes major companies such as Apple, Cisco, E*Trade, and others. Masters degree in marketing and finance.*





Eddie Fazekas

Graphic Design

Graphic Designer with 20 Years of Experience Masters degree in Computer Science, Masters degree in Leadership and Management. Expert in 3D



Jack Schaefer

Warehouse Manager

Jack is heavily involved with shipping and receiving at Shark Wheel. Jack also builds out skateboards, packages, and manages shipping for every



Samantha Patrick

Customer Service

Samantha takes care of all customer service needs at Shark Wheel. From emails to Amazon, to phone calls, Samantha ensures all Shark Wheel



Taylor Blackmon

Sales

Taylor Blackmon is the newest member of the team. He was brought on at the time to help build our Sales in the Skateboard category. He is in



Management" Expert in 3D modeling and visualization Eddie is a great asset to the Shark Wheel team. His relentless determination to deliver world-class quality work defines Shark Wheel's commitment to excellence. Eddie has a wide array of talents including website design, coding, wireframing, animations, 3d visualizations, packaging, video editing, and much more. "I believe in what we do at Shark Wheel and know it will transform many industries. It feels great being part of a young, energetic and friendly team, that encourages innovation, thinking and revolutionary ideas".

manages shipping for every order. Additionally, Jack performs quality control testing on wheels concerning prototypes, formula changes, and final products. As part of a startup company, Jack wears many hats, including video editing and taking product photos. Jack has been at Shark Wheel for 4 years and acts as Pedro's apprentice for engineering duties as well on many projects including the government grant farming wheel project. "I have been working here of four years and I am excited to be apart of such an innovative company. It has always been my goal to continue to work in the skating industry, so I am glad to be apart of a company who strives to better the wheel industry as a whole."

ensures all Shark Wheel customer needs are responded to with the utmost care. Samantha believes "the customer is always right" and she tries to have a happy customer at the end of every transaction. Samantha is also involved with assembly, shipping and handling. Additionally, she helps run Shark Wheel's Amazon account to ensure that orders are getting out on time and inventory remains stocked.

Skateboard category. He is in charge of our sales department and works out of our main office in Lake Forest. His role is to continue building relationships with our International and Domestic retailers as well as distributors. Taylor assists with our social media outlets by updating content and maintaining communication with some of our influencers as well as general engagement with our followers.





Steven Maizes

Advisor

Steven works hand-in-hand with the Shark Wheel management team on a wide variety of business development topics including: product distribution, licensing deals, contract negotiations, marketing, financing opportunities and overall global company strategy. Steven was an All-American basketball player at Wesleyan University and graduated with honors from Yale Law School. Steven has run numerous successful businesses and is one of the foremost experts in the country on real estate financing. He fully expects Shark Wheel will be a billion company in the near future.





Nicole Ifcher

Advisor

Highly motivated and innovative Anderson MBA marketing leader with 15+ yrs experience in consumer products including health & beauty, social media and international assignments. Proven record of driving superior results for global brands & turnaround businesses through motivating diverse sets of teams and influencing key stakeholders. Nicole also lead a $3 Billion protein drink portfolio comprising over 40% of company sales, exceeding +20% growth over prior year. She has worked for multi-billion dollar companies creating marketing plans and budgets and is a welcome consultant to the Shark Wheel Team. She brings creative ideas on how to reach a younger demographic and how to appeal to our core customers with innovative marketing campaigns.





Professor Mark Alpert

Advisor

Professor Alpert's current position is Foley's Professorship in Retailing, Department of Marketing Administration, Graduate School of Business, The University of Texas at Austin. His business accolades are many and his education includes: B.S., Massachusetts Institute of Technology, 1964. Major: Industrial Management; minor: Mathematics. M.B.A., University of Southern California, 1965. Major: Marketing. M.S., University of Southern California, 1967. Major: Quantitative Business Analysis. D.B.A., University of Southern California, 1968. Major: Marketing; Minors: Economic Theory and Business Economics, Management Theory, Quantitative Business Analysis. Professor Alpert has been featured in dozens of academic books, published a similar number of times and is truly an expert in his field.



Company	:	Shark Wheel, Inc.
Corporate Address	:	22600 Lambert St 704-A, Lake Forest, CA 92630
Offering Minimum	:	$9,999.22
Offering Maximum	:	$534,999.04
Minimum Investment Amount (per investor)	:	$249.15

Terms

Offering Type	:	Equity
Security Name	:	Class C Common Stock
Minimum Number of Shares Offered	:	6,622
Maximum Number of Shares Offered	:	354,304
Price per Share	:	$1.51
Pre-Money Valuation	:	$25,008,740.80

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Perks*

$250+ 25% off anything on SharkWheel.com for one purchase.

$1,000+ 50% off anything on SharkWheel.com for one purchase.

$1,500+ Free set of skateboard or longboard wheels on SharkWheel.com

$2,500+ Free skateboard or longboard on SharkWheel.com

$7,500+ Free custom skateboard or longboard with inventor's signature

$10,000+ If you invest $10,000, you will receive all of the above including a personal meeting with David Patrick, see incredible Shark Wheel applications in development and listen to David's scientific discovery that led to Shark Wheel's conception. Location in Lake Forest California. Lodging and transportation not included.

$50,000+ If you invest $50,000, you will receive the above plus free luggage.

*All perks occur after the offering is completed.

Bonus Share Perks*

Time-Based Bonus Shares

If you invest from day 2 to day 5, you'll receive 15% bonus shares

If you invest from day 2 to day 8, you'll receive 10% bonus shares

If you invest from day 2 to day 15, you'll receive 5% bonus shares

Amount-Based Bonus Shares

If you invest $1,000-$2,499, you'll receive 5% bonus shares

If you invest $2,500-$7,499, you'll receive 10% bonus shares

If you invest $7,500-$14,999, you'll receive 15% bonus shares

If you invest $15,000+ , you'll receive 20% bonus shares

The 10% Bonus for StartEngine Shareholders

Shark Wheel, Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class C Common Stock at $1.51 / share, you will receive 110 Class C Common Stock shares, meaning you'll own 110 shares for $151. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Shark Wheel, Incorporated to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post

About	Connect	Join	Legal
Blog	Facebook	Raise Capital	Terms of Use
About Us	Twitter	Become an Investor	Privacy Policy
FAQ	Careers		Disclaimer
	LinkedIn		
	Instagram		
	Press Inquiries		



©2017 All Rights Reserved



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>**Shark Wheel Start Engine x 2**</u>

(cover photo and first video on page)

00:00I'm Zack Fleishman chief operating00:02officer of Shark wheel at shark wheel00:04we believe that the sine waves nature's00:06preferred choice of motion no matter00:08where you look in nature you will always00:10see a sine wave pass sine waves can be00:12seen in how radio waves and ocean waves00:15move even how fish and sharks swim in00:18the ocean to how planets move around the00:21Sun and even how humans walk with an00:23alternating gait that defines a sine00:25wave motion we found that the shark will00:28has many inherent advantages built into00:31it we've done testing at three00:33scientific laboratories including San00:35Diego State University mechanical

<u>**Shark Wheel - First Pitch**</u>

First into the tank is a re-imagination of a 5000 year old invention.

Hello Sharks. My Name is David Patrick and this is my business partner, Zack Fleishman and we're here today seeking 100000 dollars in exchange for 5% of our company Shark Wheel.

This is the wheel and it's been around for over 5000 years, but if you think about it, the current wheel has many limitations. For example, thin wheels are fast, but they don't grip well and wide wheels grip, but they're slow and heavy. Why can't we have one wheel that just does it all? After 5000 years, I think we deserve an upgrade, but unfortunately no one's been able to figure it out. Not Einstein, not Da Vinci and not even you, Mr. Wonderful.

But I did. I reinvented the wheel, literally. I came up with a mathematically balanced design that's based on a cube. Now I know you're going to think, how could a design based on a cube even roll? But take a look. We discovered that not only did our wheel roll, it rolled better than a traditional wheel. We came up with a wheel that's faster, has more grip, last longer and goes over virtually any terrain.

But we wouldn't be naive enough to show off with just an idea.

We started out to prove our wheel was the best by going into one of the largest consumer wheel industry, skateboard wheels, and the Shark Wheel is winning rave reviews. Our wheels are faster, have better grip and are smoother over any sort of pavement. Something no other wheel can do, but this is just one of the industries that we're in. This is our skateboard wheel. This is the wheel that we're selling worldwide right now. It's one of the fastest wheels on the market. Coming up now is our mid size wheel. This is on a stroller. It makes the stroller easier to push. Next up, this is our large size wheel. This goes on any terrain, through sand, through mud, through grass and it just looks awesome. Sharks. I want to welcome you to the what is nothing less than the reinvention of the wheel.

Is this for real?

Shark Wheel on The Discovery Channel

The wheel. Tried, tested, true. Can't get much better, or can it?

The Shark Wheel's the best of both worlds. You take all of the things that are great about fat, grippy tires and all of the things that are great about skinny, fast tires, and you put them together into one wheel. It performs how you need it to perform, when you need it to perform.

Dude, are you kidding me?

We've got $2 million riding on this design carrying everything forward. It's really fulfilling to do something that you really love. You can't help but smile. It's a square wheel.

Shark Wheels are David Patrick's latest baby. Today we're putting them on skateboards and to the test.

Like most great inventions, you fall into it. It's an accident. What we were doing was we were trying to invent a new kind of carnival ride.

What?

I know. For lack of a better word it was a carnival ride, but it was a ride that was going to spin three-dimensionally. That was something nobody had ever done. So when I was drawing out all these plans for these things, we suddenly realized we had a wheel sitting in there. Even though the wheel is based on a cube, a perfect cube, it's still rolling. But then we finally realized not only could it work as a wheel, it could competitively compete against traditional wheels and win.

Wait, wait, wait, wait. You're saying your wheel's going to be better than the wheel that's been around for, oh, I don't know, forever?

Did the research and they've been spinning for almost 12,000 years.

Well, it's an improvement upon the wheel in certain categories.

That is a bold claim, my friend.

It's a weird one, I'm sure.

So from the side it does actually look very cube-esque. How does it even roll, man? How does it work?

Well, as you've mentioned it is a perfect cube. It's something that's flat on six sides. You wouldn't normally think something that was flat on six sides would roll, but it is actually a perfect circle. It just a sine wave when you look at it from the side.

Wait, wait. A sine wave. Now sine wave, when I think about sine waves I think about frequency and amplitude.

Exactly, amplitude and frequency. You see them all the time, but you're seeing them two-dimensionally. This is a three-dimensional sine wave.

What?

The sine wave design pushes debris from under the wheel to improve grip and stability.

Even though this wheel could potentially be used anywhere, skateboarding is a good place to start since riders have so many different wheels to choose from.

This is our longboard wheel. As you can, you've got one wheel with one flat surface and one lip. We've got a wheel that has three lips and three grooves. So you're going to be able to take this wheel faster than you would a normal wheel, through rougher terrain, and you're going to find it has phenomenal grip.

I'm going to be honest with you man, I would avoid that terrain with all my heart if I could.

Well, give it a whirl.

I didn't feel any control through that at all, man. I keep on sliding, like this.

Give this a whirl.

Yeah?

Dude, are you kidding me? It sailed right through it.

Right. What's happening is when you have a traditional wheel, and this wheel has to go over dirt or gravel, it basically has to steamroller right over it. Nothing can get out of the way. When you've got a wheel like this, the gravel gets pushed to the side into the groves and you end up cutting a path through it.

So for that test going through sand, I would say that's a pass.

I had my doubts, but it really does feel good. From powerslides to splashing through water, this reinvention of the wheel is working for me.

All right, so you've seen our longboard wheel, you've seen a bunch of different tests of that and how it performs on different surfaces. Let's go get to the real stuff. Let's go get in the bowls.

Let's do it, man.

Reactions from the street will make or break this for David, telling him if he can launch into production or if he'll have to head back to the drawing board.

I mean, to be honest, I was just completely spellbound. I did not understand how it could even be possible that it would roll.

Did they feel good?

Yeah, like, for the shape of them, I would not expect them to just ride like that. That's crazy.

How's it feel when you land?

Normal, like a normal wheel.

Yeah?

They bomb.

Right on, brother.

They good.

Yeah, they're pretty good. This'll probably be the future of skateboarding.

I've ridden a lot of wheels, dude. You know what I mean? I know the feel, the difference, and these feel pretty good.

It's not just the kids at Venice Beach that David is making an impression on. I brought it all the way up to the godfather of boarding.

To kind of give you an idea, I'll show you this bad boy right here.

Oh wow. I actually have seen these.

Have you?

Yeah.

The Shark Wheel, right?

Yeah. Yeah, yeah. Yeah. It looks crazy when it's rolling. Probably for stuff that you're doing where it's just more downhill, this would be more functional. I am amazed that there's a technology. I mean really, did you really reinvent the wheel? That's pretty amazing.

We've had tremendously positive response, and I think it's part because it's a little bit so ridiculous that it's a square that rolls. It's common sense. You look at it and you realize why it works. It's been an easy thing for people to accept somehow, even though it's so bizarre.

Shark Wheel - Innovation and Ingenuity without Imitation The Makers Series

When you're a skater, you and the board become one. Your positioned on it. You're balanced on it, and the two of you are in a dance. And there's nothing like that. It's a really fulfilling feeling. It's something like, wow, I've mastered this thing. And that's what everybody loves, is you love the feeling of riding. You love the feeling of flowing and transitioning and feeling gravity push you up against a wall, and then all of a sudden you're in a free fall back down.

But when there is the 200 foot cliff, and there's no guardrail, and you're doing 50 miles an hour, it's just an amazing thing. It is high speed, high tension, high adrenaline stuff going on. And that's what we all are constantly chasing is that flow, the feeling. And it's one of those things that I wish everybody could experience because there's nothing like that freedom and peacefulness that comes with mastering something.

Most people think that there's nothing wrong with a circular wheel, and for the most part, there isn't a problem. For example, a bicycle wheel, you either pick one that has a very thin wheel that you want to travel very fast on like a typical road bike. Or you have a wide wheel, and you get to go off-roading, and you have improved traction and grip. But the wide wheel doesn't go fast, doesn't swivel well. And the thin wheel doesn't go off-roading, doesn't provide much traction and grip.

We ended up taking this basic sign wave shape, turning it into a skateboard wheel, and ending up with a product that gave you the benefits of both of those worlds. We are built for the cruiser free ride and the long board market. When you're riding our wheels, going downhill, going in a straight line, we pick up a lot more speed, and we hold that speed. Second thing is as you go around that corner, you're going to be able to load up on the wheel and get it to grip as much as you want. But then when you need to release it and let it go sideways, you can go from really hard grip to absolutely icing out in a really controllable, easy manner.

They have a very forgiving impact. And that's a big deal because the impact travels through the rest of your body. So we take some of that absorption away. We offer a tremendous amount of control, a tremendous amount of speed, and we smooth out the surface a lot. If you've never ridden our wheels before, you're missing out on an experience. There is nothing like getting on a wheel that you absolutely cannot fathom how it would work. And then it just absolutely blows you away. I want you to ride it, and I want you to feel it for yourself.

Shark Wheel delivers internationally with the help of FedEx

There are two types of people, imitators and innovators. The innovators are the ones who really rise above and change the world and that's what we've tried to do at Shark Wheel. When we entered the market, we changed the geometry of the wheel itself and that's what made us great, that's what made us unique. We ended up taking this basic sine wave shape and turning it into a skateboard wheel. Our wheels are fast without sacrificing grip. Because their center is always oscillating, always changing, the wheels wear down evenly.

When you're sliding around a corner, you can feel how the wheel grips the road and how it continues to spin as it's sliding out, so you have this amazing ability to break away from the wheel to begin the slide and an amazing ability to catch that wheel back to regain control.

People will buy it once because it's weird. They'll buy it twice because it works and that's what we do. We make a product that the performance itself is what sells it. Yes, it's weird. Yes, it's cool. Yes, it's all those things, but it performs and that's the bottom line. When the need for shipping started to arise, everybody claimed to have a solution, but they always had a partial solution. FedEx came in and offered a total solution and not just a total solution that was, "Hey, we can handle international, we can handle domestic." FedEx offered a solution that was not only handling the shipping, but also the processes behind them. All of these things that you're dealing with with customs, where you have all these different packing slips and forms, they've automated the whole thing down where it's just, put the information, push a button, and it all prints out one time, one label.

It's all done in the barcoding. FedEx was the only one that could come in and give us a total value proposition where it was, "We're going to take something that took you 11 minutes, down to one and a half minutes. Look at how much you're saving just from that." When we got to the finish line, where FedEx had showed us how to do it all in one system, and how to get rid of all the redundancy, we thought we were done. Then FedEx came back and just put it over the top. The label was something that was just a plain white label. Everybody knows what that is. FedEx came to us and turned it into a sale's tool, turned it into a little mini brochure, and I'd never seen anything like that in my life.

We literally reinvented the wheel and our customers love it. It's that same thirst for innovation, that drive to be better that keeps us going. And we can't wait to bring Shark Wheel to pretty much anything that rolls and we are glad that FedEx has decided to join us in this journey.

Shark Wheel Automating Shipping with FedEx

For 5,000 years, the round wheel has been how people get where they're going. Then Shark Wheel came along and literally reinvented the wheel. They created square wheels that have excellent grip rate, speed and a smooth ride. To reinvent their shipping Shark Wheel turned to FedEx. Now, they have simplified automated shipping and can spend more time growing their business. Shark Wheel gives their customers a smoother ride. FedEx can help you ship more efficiently.

Shark Wheel Inventor Discusses Origin of Wheel

Hi. My name is David Patrick and I'm the inventor of the Shark Wheel and I want to tell you a little bit about our company and how this all came to be because it's a very common question people ask is, "How did you come up with a square wheel?" Like everything, nobody ever sets out to do something kike this. You would never go out there and say, "Hey. I want to make a square wheel."

Things happen by accident and in our case it was a ... We have a great team of people and when you've got a product like ours that's based on something simple it ends up finding the right home. And that's how Shark Wheel came to be. So real quick, we originally started out with a turbine design. This was a new kind of propeller that we patented and we knew that to make this design we had to create some very specific shapes.

And one of the shapes that we created which is the main shape, we knew as a 100% perfect cube. It was flat on six sides and it was based on a cube and we knew that from the beginning. And what we didn't know was that this shape, that while it was a cube it was also a perfect circle and it was going to roll perfectly. And so by complete accident we ended up with a shape that, while it was a perfect cube it was also a perfect circle and rolled like a wheel.

And for years we knew about it and we didn't do anything. It was just one of those weird things that you would show to people and say, "Hey, do you think this would ever roll?" And they'd say, "Of course not.", and you'd show it rolling and it would always be amazing. And one day we figured out, wow if we started putting these things together we could make a wider wheel. And then we started realizing, wow it actually had advantages.

It was something that, even though it was crazy looking it was actually better than a regular wheel depending on what you were doing with it. So when we finally came out with the skateboard wheel, that was just to prove the concept. It was to say, "Hey, this is something that we think is going to work. We think it's going to be faster. It's going to have more grip. It's going to be able to go over rough terrain. It's going to work in the water."

All these other things and lo and behold it absolutely did. So we ended up with a product that you never would have tried to do this. It's something that had to happen the way that it did, almost by accident. But once we knew what we were working with then it became a pursuit that you had to have a whole team to do. And that's what we're so proud of here at Shark Wheel.

We have a team of people that, everybody knows how to do their job professionally and we create a world-class product. We not only have a great product we have a great process inside of our system. So we're a great company and everybody always asks how we came up with this so that's the short answer. So thank you very much.

Shark Wheel Visionary Theory Edit

Let me tell you this, the older you do get the more rules they're gonna try to get you to follow. You just got to keep living, man. L-I-V-I-N.

Hey, where the sun at, man?

Shark Wheel Montage Video

Are you listening? Damn. Yeah. Yeah. Yeah. (singing)

Shark Wheel Trade Show

Video of people on a skateboards with sharkwheels

Shark Wheel's David Patrick Wins Innovator of the Year 2018

... eight times its initial goal. Our next winner is known, quite literally for reinventing the wheel. After discovering a special geometric design based on sign wave patterns that looks like a cube, but rolls perfectly. The idea of the square shaped wheel quickly gained attention and has since appeared on Shark Tank and the Discovery Channel. Not only does it look different, but it has been scientifically proven in two years of testing by the San Diego State University Mechanical Engineering Department, to out perform the traditional wheel in various categories including friction, load capacity, longevity, and off road ability.

The applications for this new design are near limitless. As the company's Chief technology Officer, our next recipient and his team worked diligently over the years to produce new and innovative wheels for a wide range of industries, including skateboards, luggage, pallet jacks, wheelchairs, and casters, as well as many other transportation related and industrial applications. Please join me in welcoming to the stage our next Innovator, the award winner, David Patrick of Shark Wheel.

You picked a guy that made a square wheel. I don't know what to think about that. I have no idea what to say. I had no idea I was going to win this. Obviously, I came dressed for the occasion, I Am [inaudible 00:02:15] OC. God, this is absolutely incredible and I really appreciate Parker coming out and meeting with us. I've got a team of people. I'm not one person. I really appreciate winning this, but I came up with an idea for a square wheel, okay? It didn't start out as a square wheel. It started out as an idea for something totally completely different.

I always tell the story, you think you're going to make jet engines, you end up making chocolate chip cookies. That's what we are. We're a company that started out with a scientific discovery. It put out a really weird shape. The shape is a perfect circle, a perfect sign wave, a perfect cube, and I mean flat on six-side perfect cube, and it rolled. That was just bizarre. We had no idea what to do with it. We didn't know whether to turn it into a bicycle wheel or a military thing, or this or that. It was just analysis paralysis. There were just so many different opportunities that we could've done.

Got a great team. Pedro Valdez is sitting right there. He's one of my partners. Pedro is an Oscar and Emmy award winning Hollywood superstar. He's the guy ... sorry, I'm not suppose to say all that crap. He's behind Iron Man, Batman, Spider-man, all that stuff. He's a mold making master. I could've never done it without Pedro, okay? I came up with the idea. Pedro made it possible for us to make skateboard wheels, for us to make anything, we had to have the ability to manufacture.

Zack is one of my other partners sitting back there. Zack is a former professional tennis player. As a tennis player he wasn't doing a lot of business, so when he met me he was like, "I want to do business stuff. I want to fill out applications and things like that." Me and Pedro are like, "Here you go [VV 00:03:54], go right ahead." He got us on Shark Tank. He got us on Discovery Channel. We won the FedEx small business award. I'm not a member of a FedEx advisory board, because of him. We just got a National Science Foundation grant to build our agriculture wheel. We have incredible partners as well, you know, Samsonite, people like that that we've done all the prototyping with.

I'm so honored to be- I am an Orange County guy, so I was raised in Costa Mesa. I went to St. John the Baptist. I went to Estancia. My whole life has been the OC. I'm super proud of where I live. I always though, "Oh, one day I'll get really rich. I'll move to Hawaii," and all that stuff. Now it's like," I don't want to go anyplace else. This is home. This is where everybody I love is. This is where everything I w- We live in paradise. We all know that, but it's like if you were transplanted here you recognize that. If you were born here, you don't really recognize how freaking great it is here.

Then you get guys like this, which being here it's so funny the guy who won first. I'm going to go way over two minutes. I was in mortgage banking. I created software to augment the entire process. I was so well known for that for so long, nobody would ever guess I was going to be the square wheel guy. I'm super proud to be that guy. Anyways, I'm so honored to have this. I can't fricken believe it. I wish I would've dressed better, but maybe not, because now you'll remember me. I want to thank Parker and everybody he thanked. We should just keep daisy chaining and all the things. All the people that he said.

Anyways, thanks a lot. I'm having an absolute blast. I'm the happiest guy in the world, I swear. This is the first time I've ever won something like this where you stand up. I've been on Shark Tank and that kind of stuff, this is better because I actually won an award. Thank you, thank you.

Good luck following that.

Shark Wheel - Sky Valet Promo

video of how to use Sky Valet Suitcase

Modular Farming Wheel Video

Video of how Modular farming works

Harley Davidson Athalon Shark Wheel luggage bags

Shows Shark Wheels on Luggage

Shark Wheel Troy 50mph Downhill

Show a guy on Shark Wheels going downhill 50 miles per hour

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

SHARK WHEEL, INC.

Shark Wheel, Inc., a corporation organized and existing under the laws of the State of Delaware (the "*Corporation*"), certifies that:

1.   The name of the Corporation is Shark Wheel, Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 21, 2018.

2.   This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware.

3.   The text of the Certificate of Incorporation is amended and restated to read as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, Shark Wheel, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by Zack Fleishman, a duly authorized officer of the Corporation, on _____.

_____
Zack Fleishman,
Chief Operating Officer

EXHIBIT A

ARTICLE I

The name of the corporation is Shark Wheel, Inc. (the "*Company*").

ARTICLE II

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE III

The address of the Company's registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, 19801. The name of the registered agent at such address is The Corporation Trust Company.

ARTICLE IV

The total number of shares of stock that the Company shall have authority to issue is 20,000,000, consisting of 19,372,272 shares of Class A Common Stock, $0.0001 par value per share (the "**Class A Common Stock**"), 627,728 shares of Class B Common Stock, $0.0001 par value per share (the "**Class B Common Stock**"), and 1,000,000 shares of Class C Common Stock, $0.0001 par value per share (the "**Class C Common Stock**," and together with the Class A Common Stock and the Class B Common Stock, the "**Common Stock**").

1.   Dividends. The holders of the Class A Common Stock, the holders of the Class B Common Stock, and the holders of Class C Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Company's Board of Directors (the "**Board**"), out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, as the case may be, the holders of shares of Class B Common Stock shall receive shares of Class B Common Stock or rights to acquire shares of Class B Common Stock, as the case may be, and the holders of shares of Class C Common Stock shall receive shares of Class C Common Stock or rights to acquire shares of Class C Common Stock, as the case may be.

2.   Liquidation Rights. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of Class A Common Stock, the holders of Class B Common Stock, and the holders of Class C Common Stock shall be entitled to share equally, on a per share basis, in all assets of the Company of whatever kind available for distribution to the holders of Common Stock.

3. Voting. Except as otherwise provided herein or by applicable law, the holders of the Class A Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Company. Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. The Class B Common Stock shall be non-voting shares and shall not be entitled to vote on any matter, except to the extent that the holders of Class B Common Stock are entitled

to vote on a matter under applicable law. With respect to any matter on which the holders of Class B Common Stock are entitled to vote under applicable law, each holder Class B Common Stock shall be entitled to one (1) vote for each share of Class B Common Stock held as of the applicable date. The Class C Common Stock shall be non-voting shares and shall not be entitled to vote on any matter, except to the extent that the holders of Class C Common Stock are entitled to vote on a matter under applicable law. With respect to any matter on which the holders of Class C Common Stock are entitled to vote under applicable law, each holder Class C Common Stock shall be entitled to one (1) vote for each share of Class C Common Stock held as of the applicable date. The number of authorized shares of Class A Common Stock and Class C Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by an affirmative vote of the holders of a majority of the stock of the Corporation.

4.   Subdivision or Combinations. If the Company in any manner subdivides or combines the outstanding shares of one class of Common Stock, then the outstanding shares of the other class of Common Stock shall be subdivided or combined in the same manner.

5.   Mergers, Consolidation or Other Combination Transactions. In the event that the Company shall enter into any consolidation, merger, combination or other transaction or series of related transactions in which shares of Common Stock are exchanged for or converted into other stock or securities, or the right to receive cash or any other property, then, and in such event, the shares of Class A Common Stock, Class B Common Stock, and Class C Common Stock shall be entitled to be exchanged for or converted into the same kind and amount of stock, securities, cash or any other property, as the case may be, into which or for which each share of the other class of Common Stock is exchanged or converted; provided, however, that if the stock or securities of the resulting entity issued upon such exchange or conversion of the shares of Common Stock outstanding immediately prior to such consolidation, merger, combination or other transaction would represent at least a majority of the voting power of such resulting entity (without giving effect to any differences in the voting rights of the stock or securities of the resulting entity to be received by the holders of shares of Class A Common Stock and the holders of shares of Class B Common Stock), then the holders of shares of Class A Common Stock, the holders of Class B Common Stock, and the holders of Class C Common Stock shall be entitled to receive stock or securities of the resulting entity issuable upon such exchange or conversion that differ with respect to voting rights in a similar manner to which the shares of Class A Common Stock, Class B Common Stock, and Class C Common Stock differ under this Certificate of Incorporation as provided under Section 3 of this ARTICLE IV.

6.   Equal Status. Except as expressly provided in this ARTICLE IV, Class A Common Stock, Class B Common Stock, and Class C Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

ARTICLE V

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Company is expressly authorized to make, alter, amend or repeal the bylaws of the Company.

ARTICLE VI

Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Company.

ARTICLE VII

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Neither any amendment nor repeal of this ARTICLE VII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this ARTICLE VII, shall eliminate or reduce the effect of this ARTICLE VII in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this ARTICLE VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VIII

Subject to any provisions in the bylaws of the Company related to indemnification of directors or officers of the Company, the Company shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "*Proceeding*") by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the board of directors.

The Company shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Company who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

A right to indemnification or to advancement of expenses arising under a provision of this Certificate of Incorporation or a bylaw of the Company shall not be eliminated or impaired by an amendment to this Certificate of Incorporation or the bylaws of the Company after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

ARTICLE IX

Except as provided in ARTICLE VII and ARTICLE VIII above, the Company reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.